SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2001

                              --------------------

                                 ACTIVCARD S.A.
             (exact name of registrant as specified in its charter)

                              --------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                              ---------------------

              Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F |X| FORM 40-F|_|

              Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 YES |_| NO |X|

                           Forward Looking Statements

              This Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures which are "Forward-looking statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the ActivCard S.A. 1999 Annual Report, which is available from the Company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

              We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                ----------------

              This Form 6-K includes:

                   o Translation of the Meeting Notice ("Avis de Reunion") for the Extraordinary General Shareholders Meeting to be held on April 10, 2001, published at the "Bulletin des Annonces Legales Obligatoires" on March 9, 2000.

                   o Package distributed to the Company's shareholders in anticipation of the Company's Extraordinary General Shareholders Meeting held on April 10, 2001, which package included:

                           o Notice of the Extraordinary General Shareholders Meeting

                           o    Report of the Board of Directors

                           o    Text of Resolutions Submitted for Approval

                           o Summary of Unconsolidated Financial Statements dated December 31, 2000

                           o    Five Year Summary Financial Information

                           o Press Release, "ActivCard Reports 100% Fourth Quarter Revenue Growth," dated January 31, 2001.

                           o Press Release, "ActivCard Acquires Authentic8 Intl. Accelerates Adoption of Digital Identification Applications." dated February 21, 2001.

                           o    Admission Card Request Form

                           o Request Form for the Mailing of the Documents and Information Referred to in Article 135 of Decree No. 67-236 of March 23, 1967.

                           o    Access Plan to the Hotel Royal Parc.

                           o    Mail-in voting form or proxy for the
                                Extraordinary Shareholders Meeting to be held on April 10, 2001.

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: March 27, 2001

                                         ACTIVCARD S.A.



                                         By:  /s/ Jean-Gerard Galvez
                                            ------------------------------------
                                            Name:  Jean-Gerard Galvez
                                            Title: President and Chief Executive
                                                   Officer

                                 MEETING NOTICE


         An extraordinary general shareholders meeting must be held to discuss the following agenda and draft resolutions:


                                     Agenda

- Reading of the Board of Directors' report;

- Reading of the report of the contribution and specific advantage appraiser ("commissaire aux apports et aux avantages particuliers");

- Approval of the contribution by A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, in the proportions set forth in the attached chart, of 2,340,098 shares of common stock, 4,037,415 shares of Series A stock and 2,833,293 shares of Series B stock of Authentic8 International Inc., as well as of its assessment and its remuneration;

- Acknowledgment of the company's capital increase through the issuance of 1,000,000 new shares of common stock;

- Amendments to the company's articles of incorporation;

- Reading of the statutory auditors' report in relation to the issuance to A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, in the proportions set forth in the attached chart, of 290,000 warrants ("bons de souscription autonomes");

- Approval of the specific benefits granted to A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni specifically consisting in the issuance to the aforementioned parties, in the proportions set forth in the attached chart, of 290,000 warrants;

- Authorization of the company's capital increase upon exercise of the warrants;

- Reading of the statutory auditors' report in relation to the issuance to a Director of ActivCard KK of 15,000 warrants;

- Approval of the issuance of 15,000 warrants to a Director of ActivCard KK;

- Authorization of the company's capital increase upon exercise of the warrants by their holder;

- Delegation of powers to complete the necessary formalities.

                                DRAFT RESOLUTIONS

         First resolution (Approval of the contribution agreement signed by and between the company and A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, and decision to increase the company's capital stock)--The general shareholders meeting,

- after having reviewed the report of the Board of Directors,

- as well as the terms of the contribution agreement entered into between the company and A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni (hereafter to be referred to as the "contributors"),

- by which the contributors contribute to the company, in the proportions set forth in the attached table, 2,340,098 shares of common stock with a par value of US$ 0.10, 4,037,415 shares of Series A stock with a par value of US $ 1.00 and 2,833,293 shares of Series B stock with a par value of US $ 1.50 in Authentic8 International Inc., a company incorporated under the laws of the State of Delaware, said shares representing 100% of its issued capital and the contribution having a total value of US $ 42,650,000, less the amount deducted from the total paid in cash to the contributors pursuant to the Stock Purchase Agreement of February 15, 2001,

         accepts and approves this contribution agreement and the contributors' contribution, subject to approval of the valuation of this contribution, which is the subject of the second resolution.

         Subject to the same conditions, the general assembly resolves to increase the capital stock by a total of FRF 6,250,000, thereby increasing it from FRF 249,386,562.50 to FRF 255,636,562.50, through the creation of 1,000,000 new shares with a par value of FRF 6.25 each, fully paid-in, and issued to the contributors in exchange for their contribution.

         These new shares shall be issued with enjoyment from the date of their issuance, and as of that date, they shall be identical to shares issued earlier and shall be subject to all statutory provisions.

         The difference between the net value of the contribution and (i) the portion of the consideration paid in cash to the contributors and (ii) the par value of the new company shares issued in consideration for the portion of the contribution remunerated in shares, shall be posted to an account entitled "contribution premium" to which shareholders shall have rights, whether said shareholders hold old or new shares.

         This contribution premium may be allocated in any way which complies with principles currently in effect, as decided by the general shareholders meeting.

         The general shareholders meeting hereby resolves that, subject to approval of the second resolution, the contribution of stock in Authentic8 International Inc. by the contributors and the aforementioned company capital increase shall enter into effect at the close of this meeting.

         The 1,000,000 new shares shall be subject to certain restrictions regarding their resale pursuant to the Registration Rights Agreement entered into by and between the company and the contributors.

         Second resolution (Approval of the report of the contribution appraiser and of the valuation of the contribution of A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni).--The general shareholders meeting, voting on the conditions required to approve contributions in kind, and after having reviewed the report submitted by the appraiser of the contribution and specific benefits ("commissaire aux apports et aux avantages particuliers"), appointed by order of the Presiding Judge of the Commercial Court of Nanterre,

         approves the conclusions of this report and the valuation of the contribution granted by A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni.

         Third resolution (Acknowledgment of the company's capital increase).--The general assembly acknowledges that, following approval of the preceding resolutions and of the contribution of 2,340,098 shares of common stock, 4,037,415 shares of Series A stock and 2,833,293 shares of Series B stock in Authentic8 International Inc. resulting therefrom, the company's capital increase, which was approved in principle by vote of the first resolution, shall be finalized upon completion of this shareholders meeting.

         Fourth resolution (Amendment of the company's articles of incorporation).--The general shareholders meeting,

         as a consequence of the adoption of the preceding resolutions, and after having reviewed the report of the Board of Directors, hereby resolves to amend articles 6 and 7 of the company's articles of incorporation as follows:

         "Article 6 - Contribution in Kind

         6.3 Contribution approved by the extraordinary general shareholders meeting of ___________ of 9,210,806 shares of Authentic8 International Inc., for a total value of US $ 42,650,000, less the amount paid in cash to B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley

Bank, Mark Priebatsh and Hamid Homayouni (hereinafter to be referred to as the "contributors").

         The said contribution was remunerated by a payment in cash and by the issuance to the contributors of 1,000,000 shares with a par value of FRF 6.25, issued on the occasion of the capital increase approved by the extraordinary general shareholder meeting of ______________.

         The difference between the net value of the contribution and (i) the cash portion of the consideration paid to the contributors, and (ii) the par value of the new company shares issued in remuneration for the portion of the contribution remunerated in shares, was entered into a special reserve fund entitled "contribution premium".

         "Article 7 - Capital Stock

         "The capital stock is fixed at the sum of two hundred fifty-five million, six hundred thirty-six thousand, five hundred sixty-two francs and fifty centimes (FRF 255,636,562.50). It is divided into forty million, nine hundred one thousand, eight hundred fifty (40,901,850) shares with a par value of six francs, twenty-five centimes (FRF 6.25 each)."

         Fifth resolution (Approval of the specific benefits granted to A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni and specifically consisting in the issuance of 290,000 warrants ("bons de souscription d'actions autonomes") with elimination of the shareholders' right of first refusal to subscribe ("droit preferentiel de souscription") to the benefit of the above-mentioned parties)--The general shareholders meeting,

- after having reviewed the report of the Board of Directors,

- as well as the auditors' special report on the elimination of the shareholders' right of first refusal to subscribe ("droit preferentiel de souscription") to the benefit of A&B Investment Management Pty Ltd, A&B Venture Fund company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni (hereafter to be referred to as the "contributors "),

- and the report submitted by the appraiser of the contribution and specific benefits, appointed by order of the Presiding Judge of the Commercial Court of Nanterre,

- and having noted that the capital stock of the company is entirely paid-in,

         approve the granting to the contributors of all specific benefits resulting from the provisions of the Stock Purchase Agreement and the contribution agreement entered into by the company with the contributors for the purchase of the stock of Authentic8 International Inc., and the Purchaser Warrant Agreement entered into by and between the company and the contributors:

         Pursuant to Sections 2.03 and 2.04 of the Stock Purchase Agreement, the contributors have the right, as a result of the contribution of the Authentic8 International Inc. shares, to receive two additional payments:

- (i) the "Revenue Earn-Out," if the consolidated revenues of Authentic8 International Inc. for the fiscal year 2001 exceed US$ 7,000,000 (for purposes of this clause, revenues are defined as originating from the Internet authentication service of Authentic8 International, Inc. and the current agreement entered into by and between the latter and British Telecom PLC), and,

- (ii) the "Contract Earn-Out," if Authentic8 International Inc. and British Telecom PLC ("BT") execute an agreement which provides for the establishment of an Internet authentication service in the United Kingdom for marketing externally to customers on or before March 31, 2001 (June 30, 2001 if a Memorandum of Understanding or letter of intent is entered into on or before March 31, 2000).

         The Revenue Earn-Out and the Contract Earn-Out may only be paid to the contributors in shares of the company, and may not be paid in any other form.

         Therefore, the Stock Purchase Agreement provides that the contributors shall receive at Closing, in the proportions specified in the table attached hereto, 145,000 warrants for the payment of the Revenue Earn-Out and 145,000 Warrants for the payment of the Contract Earn-Out, each warrant giving the right to subscribe one (1) share of common stock in the company.

         Upon satisfaction of the conditions of the Revenue Earn-Out,

(i) the company will acknowledge due and payable claims ("creances certaines liquides et exigibles") vis-a-vis the contributors in the proportions specified in the table attached hereto, in the total amount of US$ 2,682,500, provided that such claims will only be payable by way of set-off against the issue price of the shares underlying the warrants, and

(ii) 145,000 warrants will become exercisable and give right to subscribe 145,000 shares of the company by way of set-off against the Revenue Earn-Out. Similar provisions apply to the Contract Earn-Out.

         As a result of the approval of the above, the general shareholders meeting approves, after having eliminated the shareholders' right of first refusal to subscribe, the issuance of 290,000 warrants to the contributors in the proportions set forth in the attached chart, in accordance with Article L.228-95 of the Commercial Code, at an issue price of FRF 0.1 per warrant, which shall be paid-in in full in cash by the contributors upon issuance of the warrants.

         These warrants are issued to the contributors, as a specific benefit ("avantage particulier"), in accordance with Article 225-147 of the Commercial Code.

         Each warrant shall entitle its holder to subscribe one (1) share with par value of FRF 6.25 (subject to the adjustments provided for in Article L.228-95 of the Commercial Code) at a price of US $ 18.50.

         The warrants may be exercised by the contributors in accordance with and subject to the conditions of Sections 2.03 and 2.04 of the Stock Purchase Agreement and of the Purchaser Warrant Agreement, as described in the report of the Board of Directors.

         If the warrants are not exercised in accordance with the contractual provisions referred to in the preceding sentence, before the Expiration Date, as defined in Appendices A and B to the Purchaser Warrant Agreement (as described in the report of the Board of Directors), they shall expire and shall no longer be exercisable and give the right to subscribe shares.

         The general shareholders meeting resolves, in accordance with Article
L. 228-95 of the Commercial Code, to eliminate the shareholders' right of first refusal to subscribe the shares issued as a result of the exercise of the warrants.

         The general shareholders meeting approves the capital increase of a maximum amount of FRF 1,812,500, and the issuance of 290,000 new shares, which will result from the exercise of the warrants by their holders.

         The shares issued to the warrant holders shall be issued with enjoyment from the date of their creation, and as of that date, they shall be fully assimilated to shares issued earlier and shall be subject to all statutory provisions.

         Warrants and the shares issued upon exercise of these warrants shall be subject to certain restrictions in accordance with the Registration Rights Agreement entered into by and between the company and the contributors.

         In accordance with Article L. 242-18 of the Commercial Code, the general shareholders meeting resolves that as from the date of this meeting, the company may not, for as long as any of the warrants are outstanding, redeem or reduce its capital stock by repayment (except in accordance with French law), modify the allocation of its profits, or distribute reserves, without taking the measures necessary to protect the rights of the warrant holders who may exercise their exercise rights.

         Furthermore, in the event that the company carries out any of the transactions listed below, the company shall undertake any appropriate measures to protect the rights of the warrant holders:

- issuance of securities in respect of which shareholders have preferential subscription rights,

- increase in the company's capital stock by capitalization of reserves, earnings or share premiums resulting in a distribution of bonus shares to shareholders, as well as in the event of a splitting or consolidation of shares,

- capital increase by incorporation of reserves, earnings or share premiums effected by increasing the par value of the shares,

- distribution of reserves to shareholders in cash or in portfolio securities,

- merger of the company with one or more other companies in which the company is not the surviving company, or in the event of a split ("scission") of the company into two or more companies (whether or not the company is the surviving company),

- distribution by the company of securities to its shareholders ( including through warrants to acquire such securities).

         The Shareholders grant full powers to the Board of Directors for the purpose of:

- taking all necessary measures to ensure the protection of the warrant holders in case of financial operations concerning the company;

- acknowledging the completion of the capital increase, amending the articles of incorporation accordingly and, more generally, taking all measures and completing all formalities in relation to the issuance of the warrants.

Sixth resolution (Approval of the issuance of 15,000 warrants with elimination of the shareholders' right of first refusal to subscribe, in favor of Mr. Hidenori Horiuchi).--The general shareholders meeting,

- after having reviewed the report of the Board of Directors,

- as well as the auditors' special report on the elimination of the shareholders' right of first refusal to subscribe, in favor of Mr. Hidenori Horiuchi,

- and having noted that the company's capital stock is entirely paid-in, approves, after having eliminated the shareholders' right of first refusal to subscribe, the issuance of 15,000 warrants to Mr. Hidenori Horiuchi, in accordance with Article L.228-95 of the Commercial Code.

         Each warrant shall entitle its holder to subscribe one (1) share with par value of FRF 6.25 (subject to the adjustments provided for in Article L.228-95 of the Commercial Code) at a price of US $ 25.41, equal to the average of the closing trading price of the shares during the 20 trading days on the EASDAQ preceding the meeting of the Board of Directors of October 23, 2000. This price will be converted into French Francs, if applicable, based on the foreign exchange rate of the trading day preceding the date on which the warrants are exercised.

         The new shares shall be subscribed in cash and shall be paid-in in full upon subscription. To subscribe the shares, the warrant holder shall address an exercise declaration to the company by registered letter with acknowledgement of receipt.

         The increase in capital stock resulting from the exercise of the warrants shall be definitively realized solely by the subscription of the new shares accompanied by the exercise declaration and the discharge payment in cash.

         The warrants will become exercisable at the rate of 25% per year at the end of each year after their date of issuance.

         The warrants may be exercised no later than five years after the date of their issuance after which they shall lose all validity. Upon resignation, the beneficiary may elect to exercise the warrants within six months of the resignation, after which the warrants will lose all validity.

         The general shareholders meeting resolves, in accordance with Article
L. 228-95 of the Commercial Code, to eliminate the shareholders' right of first refusal to subscribe the shares issued as a result of the exercise of the warrants.

         The general shareholders meeting approves the capital increase of a maximum amount of FRF 93,500, and the issuance of 15,000 new shares, which will result from the exercise of the warrants.

         The shares issued to the warrant holder shall be issued with enjoyment from the date of their creation, and as of that date, they shall be fully assimilated to shares issued earlier and shall be subject to all statutory provisions.

         The warrants and the shares issued upon exercise of the warrants shall be subject to the following restrictions:

         (i) to the extent that they have not been, and will not be, registered under the provisions of the U.S. Securities Act of 1933, as amended (the "Securities Act"), they may not be offered or sold either in the United States of America, except in the context of an exemption or in the context of a transaction which complies with the registration rules of the Securities Act, or to US parties (as this term is defined by US regulation), including US shareholders of the company and (ii) any party who acquires the shares will be considered as having declared, warranted and agreed that it is not, and that at the time that the shares are acquired it will not be, a US party, and that it is not a US resident.

         In accordance with Article L. 242-18 of the Commercial Code, the general shareholders meeting resolves that as from the date of the present meeting, the company may not, for as long as any of the warrants are outstanding, redeem or reduce its capital stock by repayment (except in accordance with French law), modify the allocation of its profits, or distribute reserves, without taking the measures necessary to protect the rights of the warrant holders who may exercise their exercise rights.

         Furthermore, in the event that the company carries out any of the transactions listed below, the company shall undertake any appropriate measures to protect the rights of the warrant holders:

- issuance of securities in respect of which shareholders have preferential rights,

- increase in the company's capital stock by capitalization of reserves, earnings or share premiums resulting in a distribution of bonus shares to shareholders, as well as in the event of a splitting or consolidation of shares,

- capital increase by incorporation of reserves, earnings or share premium effected by increasing the par value of the shares,

- distribution of reserves to shareholders in cash or in portfolio securities,

- merger or consolidation of the company with one or more other companies in which the company is not the surviving company, or in the event of a split of the company into two or more companies (whether or not the company is the surviving company),

- distribution by the company of securities to its shareholders (including through warrants).

         The general shareholders meeting grants full powers to the Board of Directors for the purpose of:

- taking all necessary measures to ensure the proper protection of the warrant holders in case of financial operations concerning the company,

- acknowledging the completion of the capital increase, amending the articles of incorporation accordingly and, more generally, taking all measures and accomplishing all formalities in relation to the issuance of the warrants.

         Seventh resolution (Power of attorney).--The general shareholders meeting grants full powers to the bearer of an original, a copy or an abstract of these minutes for the purpose of accomplishing all filings and publications as may be required anywhere.

------------------------------------------------------------------------------------------------------------------------------------
Contributor Name                                Total number of     Total number     Total number of   Portion of the cash
                                                shares of common    of shares of     shares of         consideration to be received
                                                stock contributed   Series A stock   Series B stock    at the closing
                                                                    contributed      Contributed
------------------------------------------------------------------------------------------------------------------------------------
Founder Holding Corporation Ltd.                     1,890,000               0                 0        $  189,000.00 + 20,519.38%
Brian Donaldson                                        178,936               0                 0        $   17,893.66 + 1,942.68%
Hamoon Systems Pty Ltd.                                105,000               0                 0        $   10,500.00 + 1,139.97%
A&B Venture Fund Company Pty Ltd.                            0       3,000,000           747,807        $4,740,001.50 + 40,689.24%
A&B Investment Management                                    0       1,000,000                 0        $1,000,000.00 + 10,856.81%
Deutsche Bank                                                0               0           725,609        $1,088,413.16 + 7,877.80%
Mooroolbark Investment Pty Ltd.                              0               0           385,883        $  679,999.50 + 4,189.46%
Mooroolbark Technology Pty Ltd.                              0               0           213,333        $  319,999.50 + 2,316.12%
Australian Innovation Limited                                0               0           243,695        $  423,999.50 + 2,645.75%
Jagen Pty Ltd.                                               0               0           228,222        $  370,998.50 + 2,477.76%
Ron Cattell                                                  0               0           234,667        $  352,000.50 + 2,547.74%
First Trustee                                                0               0            18,976        $   65,000.00 + 0,206.02%
Edwards & Angell                                             0               0            35,101        $   52,660.85 + 0,381.08%
Silicon Valley Bank                                          0          37,415                 0        $   37,414.53 + 0,406.20%
George Foster                                           75,442               0                 0        $    7,544.17 + 0,819.06%
Hamid Homayouni                                         52,116               0                 0        $    5,211.57 + 0,565.81%
Mark Priebatsh                                          38,604               0                 0        $    3,860.42 + 0,419.12%
                                                    ----------      ------------     -----------        ----------------------------
                                   Total             2,340,098       4,037,415         2,833,293        Cash: $9,364,487 + 100% of
                                                                                                        the remainder of the Cash
                                                                                                        Consideration
------------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------
Contributor Name                               Total number of     Total number
                                               shares in           of warrants
                                               remuneration of     issued to the
                                               the contribution    contributor
-----------------------------------------------------------------------------------
Founder Holding Corporation Ltd.                   209,580             59,506
Brian Donaldson                                     19,842              5,634
Hamoon Systems Pty Ltd.                             11,644              3,306
A&B Venture Fund Company Pty Ltd.                  415,591            117,999
A&B Investment Management                          110,889             31,485
Deutsche Bank                                       59,084             22,846
Mooroolbark Investment Pty Ltd.                     42,790             12,149
Mooroolbark Technology Pty Ltd.                     23,657              6,717
Australian Innovation Limited                       27,023              7,673
Jagen Pty Ltd.                                      25,307              7,186
Ron Cattell                                         26,022              7,388
First Trustee                                        2,104                597
Edwards & Angell                                     3,892              1,105
Silicon Valley Bank                                  4,149              1,178
George Foster                                        8,366              2,375
Hamid Homayouni                                      5,780              1,641
Mark Priebatsh                                       4,280              1,215
                                                ----------           --------
                                   Total         1,000,000            290,000


-----------------------------------------------------------------------------------

         Requests to place draft resolutions on the agenda of this meeting which have been submitted by the shareholders in accordance with Article 128 of the Decree dated March 23, 1967, must be sent to the registered office within ten days of this notice.

         Any shareholder, regardless of the number of shares that s/he holds, is entitled to participate in this meeting, to be represented there by an authorized agent who is a shareholder and member of this meeting or by his/her spouse or to vote by mail.

         To be able to participate or to be represented at this meeting the owners of shares must have their securities entered in the register five days before the date set for this meeting.

         BNP Paribas, Gis Emetteurs, Meetings Department, Les Collines de l'Arche, 75450 Paris Cedex 09, shall have admission tickets available for the shareholders.

         Please recall, in accordance with the law and bylaws:

         ----the form for voting by mail, duly filled out, must reach the registered office of the corporation or the headquarters of BNP Paribas at least three days before the date of the meeting;

         ---once the shareholder has voted by mail, s/he no longer has the possibility to participate directly in the meeting or to be represented there through a proxy.

         The proxy form must reach the corporation two days before the date of the meeting.

84218                                                    The Board of Directors.

                                 ACTIVCARD S.A.
                          Societe anonyme with a share
                          capital of FF 249,386,562.50
                    Registered office: 24, avenue du General
                       de Gaulle, 92150 Suresnes - France
                            341 213 411 Nanterre RCS


Dear Shareholder,

This is to inform you that the Board of Directors of ActivCard SA resolved to convene the shareholders of the Company to attend an Extraordinary Shareholders' Meeting on April 10, 2001, at 2 p.m. at the hotel Royal Parc de Seine at 6 rue Chevreul - 92150 SURESNES, to deliberate on the following agenda :

-        Reading of the Board of Directors' report;

- Reading of the report of the contribution and particular advantage appraiser ("commissaire aux apports et aux avantages particuliers");

- Approval of the contribution by A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, in the proportions set forth in the attached chart, of 2,340,098 shares of common stock, 4,037,415 shares of Series A Preferred Stock and 2,833,293 shares of Series B Preferred Stock of Authentic8 International Inc., of its assessment and of its remuneration;

- Acknowledgment of the capital increase of the Company by the issuance of 1,000,000 new ordinary shares;

-        Amendments to the Articles of Association of the Company;

- Reading of the statutory auditors' report in relation to the issuance to A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company
         (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, in the proportions set forth in the attached chart, of 290,000 warrants ("bons de souscription autonomes");

- Approval of the particular advantages granted to A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni notably consisting in the issuance, in the proportions set forth in the attached chart, of 290,000 warrants;

- Acknowledgment of the capital increase of the Company upon exercise of the warrants by their holders;

- Reading of the statutory auditors' report in relation to the issuance to a Director of ActivCard KK of 15,000 warrants ("bons de souscription autonomes");

-        Approval of the issuance of 15,000 warrants to a Director of ActivCard
         KK;

- Acknowledgment of the capital increase of the Company upon exercise of the warrants by their holder;

-        Delegation of powers to fulfill the necessary formalities.


If you are unable to attend the meeting, please use the attached "Mail-in form or Proxy form" in order to

- appoint the Chairman to vote on your behalf (Possibility 1 on the form);

- vote by mail by returning the form to us duly completed (Possibility 2 on the form); or

- appoint another shareholder to vote on your behalf by signing and giving this form to him (Possibility 3 on the form).

Under no circumstances may the same shareholder be allowed to be represented under the conditions set out above and to vote by mail.

Please note that Mail-in form or Proxy form shall be sent to the Company latest on April 7, 2001 in order to prepare the attendance list. No Mail-in form or Proxy form will be accepted after April 7, 2001 or during the shareholders meeting. Please confirm your attendance to the shareholders meeting by requesting an Admission Card.

We have also enclosed :

-        the Report of the Board of Directors;
-        the text of the resolutions submitted for your approval;
-        summary of unconsolidated financial statements December 31, 2000;
-        five year summary financial information -1999;
-        a press release about 2000 results, anaudited, US GAAP;
-        a press release about the Authentic8 acquisition;
- a request form for an Admission Card and a request form by which you may obtain the documents and information listed in Article 135 of French Decree No. 67-236 of March 23, 1967;
-        an access plan to Hotel Royal Parc.


Very sincerely yours,

For the Board of Directors,
Jean Gerard Galvez

                        REPORT OF THE BOARD OF DIRECTORS

                                    ACTIVCARD
                                 Societe Anonyme
                   with a share capital of FRF 249,386,562.50
                Registered Office: 24 avenue du General de Gaulle
                                 95150 SURESNES
                            341 213 411 RCS NANTERRE



                       REPORT OF THE BOARD OF DIRECTORS TO
                THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                                OF APRIL 10, 2001


Dear Shareholders,

We have invited you to an Extraordinary General Meeting of Shareholders to deliberate on the following agenda:

-        Reading of the Board of Directors' report;

- Reading of the report of the contribution and particular advantage appraiser ("commissaire aux apports et aux avantages particuliers");

- Approval of the contribution by A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, in the proportions set forth in the attached chart, of 2,340,098 shares of common stock, 4,037,415 shares of Series A Preferred Stock and 2,833,293 shares of Series B Preferred Stock of Authentic8 International Inc., of its assessment and of its remuneration;

- Acknowledgment of the capital increase of the Company by the issuance of 1,000,000 new ordinary shares;

-        Amendments to the Articles of Association of the Company;

- Reading of the statutory auditors' report in relation to the issuance to A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company
         (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, in the proportions set forth in the attached chart, of 290,000 warrants ("bons de souscription autonomes");

- Approval of the particular advantages granted to A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni notably consisting in the issuance, in the proportions set forth in the attached chart, of 290,000 warrants;

- Acknowledgment of the capital increase of the Company upon exercise of the warrants by their holders;

- Reading of the statutory auditors' report in relation to the issuance to a Director of ActivCard KK of 15,000 warrants ("bons de souscription autonomes");

-        Approval of the issuance of 15,000 warrants to a Director of ActivCard
         KK;

- Acknowledgment of the capital increase of the Company upon exercise of the warrants by their holder;

-        Delegation of powers to fulfill the necessary formalities.

1. Status and major accomplishments during the 2000 fiscal year and since the beginning of the current fiscal year As the French parent company, ActivCard S.A. (the "Company") carried on fulfilling its role to support activities of the subsidiaries (management, strategy, administration, finance, research & development and sales and marketing) and to provide cash resources in order to fund European, American and Asian operations.

         Schlumberger Systems, Business Brain Showa-Ota Inc., Sun MicroSystems, Inc. and SCM Microsystems, Inc. have subscribed to 174,825, 116,550, 582,750 and 116,550 respectively, of newly issued ordinary shares of the Company at $17.16 per share. This subscription price was derived and set at the Company's December 16, 1999 board of directors meeting using the arithmetic average of the ten consecutive closing prices of the Company's stock between November 25 and December 8, 1999. The sale of these shares was approved by the Company's shareholders' meeting held on February 9, 2000. The gross proceeds amount is approximately $17 million. In March 2000 the company issued 4,000,000 new shares at $76.50 per share by the way of a public offering in the United States. The sale of these shares was approved by the Company's shareholders' meeting held on February 9, 2000. The net proceeds amount after all commissions, fees and expenses is approximately $282,600,000.

         You will find enclosed the following documents:

         - 2000 Unaudited Condensed Consolidated Statements of Operations (US GAAP) in USD,

         -        a summary of unconsolidated financial statements for 2000.
                  These statements will be submitted to the approval of the next annual shareholders meeting.

         Except for the transaction that is described below, no major event occurred since the beginning of fiscal year 2001.


2. Acquisition by the Company, by way of a contribution ("apport mixte"), of 2,340,098 shares of common stock, 4,037,415 shares of Series A Preferred Stock, and 2,833,293 shares of Series B Preferred Stock of Authentic8 International Inc, representing 100% of the capital stock of the said company

         On February 15, 2001, the Company entered into an agreement for the acquisition of Authentic8 International Inc. This acquisition reinforces the Company's vision and expands its business strategy to enable telecommunication companies, Internet service providers (ISPs) and application service providers (ASPs) to deliver secure user identity systems to their customers as a feature of their Internet services. By acquiring Authentic8, the Company is addressing new channels and broadening exposure for smart card-based digital identity and secure network access products.

         The attached press release describes in more details the interest of the Company in acquiring Authentic8 International Inc. As described below, the acquisition of Authentic8 International Inc. will be completed by way of a contribution of shares to the Company and by a capital increase. The Board of Directors hereby recommends you to approve the said contribution and capital increase.

         Pursuant to the Stock Purchase Agreement dated February 15, 2001 and the Contribution Agreement dated March 8, 2001 and entered into by and between the Company and A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni (hereafter the "Sellers"), the Sellers agreed, subject to approval by the Extraordinary General Meeting of Shareholders of the Company, to contribute 2,340,098 shares of common stock, 4,037,415 shares of Series A Preferred Stock and 2,833,293 shares of Series B Preferred Stock of Koala to the Company, the said shares representing 100% of the capital stock of the said company.


         The Contribution Agreement sets forth (i) the contribution by the Sellers of the shares of Authentic8 International Inc. to the Company,
         (ii) the valuation of the contributed shares, (iii) the number of shares to be issued by the Company as remuneration for the contribution, (iv) the amount of capital increase of the Company, (v) the amount of the contribution premium, and (vi) the granting of 290,000 warrants to the Sellers as a particular advantage ("avantage particulier") in accordance with the provisions of Article 225-147 of the French Commercial Code.

         The Contribution Agreement provides for a contribution evaluated at US$ 41,959,644, corresponding to FRF 295,540,654.53 on the basis of the exchange rate on March 8, 2001, i.e. 7.04345, which is the date of signature of the Contribution Agreement. The contribution shall be remunerated in the following manner:

         - A cash payment (the "Cash Consideration") of US$ 24,309,644, corresponding to FRF 171,223,762.03 on the basis of the above-mentioned exchange rate;

         - The issuance of 1,000,000 new ordinary shares of the Company, with a nominal value of FRF 6.25 each, issued by the Company to the Sellers as a capital increase of the Company (the "Share Consideration").

         The share capital of the Company will increase by FRF 6,250,000, from FRF 249,386,562.50 to FRF 255,636,562.50. The contribution premium will be of FRF 118,066,892.50 and will be recorded in the accounts of the Company.

         The new shares will be fully assimilated to the current shares; they will have the rights and be subject to the terms and conditions provided for in the Company's Articles of Association and will be subject to the decisions of the Company's Shareholder Meeting.

         The new shares will be subject to certain transfer restrictions, pursuant to the Registration Rights Agreement and entered into between the Company and the Sellers.

         The contribution in kind will be treated as an "apport mixte", i.e. as an "apport a titre pur et simple" for the portion of the contribution remunerated solely in shares, and as an "apport a titre onereux" for the balance of the contribution.

         Pursuant to Article L.225-147 of the French Commercial Code, the contribution of the shares will become final upon approval by the Extraordinary General Meeting of Shareholders of the Company, which will vote on the contribution after examination of the report of the contribution and particular advantage appraiser ("commissaire aux apports et aux avantages particuliers").

         The Stock Purchase Agreement of February 15, 2001 also includes provisions for the adjustment of the Cash Consideration (Section 2.05), depending on the liabilities and current assets reflected in the consolidated balance sheet of Authentic8 International Inc. at the date of the present Shareholder Meeting. If the sum of all liabilities exceeds the current assets, the Cash Consideration shall be adjusted downwards in an amount equal to the excess; on the contrary, if the current assets exceed the sum of all liabilities, the Cash Consideration shall be adjusted upward in an amount equal to such excess. The payment to the Company or the Sellers, as the case may be, deriving from such adjustments shall be made as soon as the balance sheet of Authentic8 International Inc. shall be deemed final in accordance with the provisions of Section 2.05 of the Stock Purchase Agreement.


3. Particular advantages granted to the Sellers and notably consisting in the issuance to the Sellers, pursuant to Article L. 228-95 of the French Commercial Code, of 290,000 warrants giving the right to subscribe for 290,000 shares of the Company

         The Board of Directors remind the Shareholders that the contribution by the Sellers is an "apport mixte", remunerated partly in cash in an amount of US$ 24,309,644, corresponding to FRF 171,223,762.03 on the basis of the above-mentioned exchange rate.

         In addition, the Stock Purchase Agreement and the Contribution Agreement provide that the Sellers shall, as a result of the contribution, have a right to receive two different earn-outs:

         (i) the "Revenue Earn-Out", if the consolidated revenues of Authentic8 International for the fiscal year 2001 (as determined pursuant to the provisions of Section 2.03 of the Stock Purchase Agreement which (i) provide for determination on the basis of US GAAP, (ii) provide for a pro-rata integration of the revenues of non-wholly owned subsidiaries and (iii) set forth a procedure for the determination of the revenues in case of a dispute) exceed US$ 7,000,000, and

         (ii) the "Contract Earn-Out", if Authentic8 International Inc. (or any of its Affiliate) and British Telecom PLC ("BT") execute an agreement which provides for the establishment of an Internet Authentication Service in the United Kingdom as a joint venture for marketing externally to customers on or before March 31, 2001 or June 30, 2001 if (i) after good faith negotiation a Memorandum of Understanding or letter of intent is entered into on or before

                  March 31, 2000 and (ii) such Memorandum of Understanding or letter of intent delineates the main terms and conditions under which BT and Authentic8 International Inc. intend to establish an Internet Authentication Service in the United Kingdom as a joint venture.

         According to the Stock Purchase Agreement, the Revenue Earn-Out and the Contract Earn-Out may only be paid to the Sellers in shares of the Company and may not be paid in any other form. Therefore, the Stock Purchase Agreement provides that the Sellers will have the right to subscribe, at Closing, for 290,000 warrants, each giving the right to subscribe for one ordinary share of the Company ("bons de souscription d'actions autonomes"). 145,000 warrants will be issued for the payment of the Revenue Earn-Out and 145,000 warrants will be issued for the payment of the Contract Earn-Out.


         Upon satisfaction of the conditions of Revenue Earn-Out, (i) the Company will acknowledge due and payable claims ("creances certaines liquides et exigibles") vis-a-vis the Sellers, in an aggregate amount of US$ 2,682,500, provided that such claims will only be payable by way of set-off against the issue price of the shares underlying the warrants, and (ii) 145,000 warrants will become exercisable and give right to subscribe for 145,000 shares of the Company by way of set-off against the Revenue Earn-Out.

         Similar provisions apply to the Contract Earn-Out: upon satisfaction of the conditions of the Contract Earn-Out, the Company will acknowledge due and payable claims ("creances certaines liquides et exigibles") vis-a-vis the Sellers in an amount of US $ 2,682,500, provided that such claims will only be payable by way of set-off against the issue price of the shares underlying the other 145,000 warrants

         In consideration of the above, the Board of Directors recommends the Shareholders to issue 290,000 warrants in accordance with the following conditions:

         - The warrants will be issued at an issue price of FRF 0.1 per warrant, which will have to be paid in full in cash by the Sellers upon issuance of the warrants.

         - The shareholders' right to preferential allotment of the warrants will be suppressed to the benefit of the Sellers, the list of which is attached to the present Report;

         - In accordance with Article L. 228-95 of the Commercial Code, the shareholders shall waive their rights to preferential allotment of the shares issued as a result of the exercise of the warrants.

         - As a result of the exercise of the warrants, the Company will issue a maximum of 290,000 new shares with a nominal value of FRF 6.25 each, resulting in a capital increase of a maximum amount of FRF 1,812,500.

         - Each warrant will give the right to subscribe for one (1) new share of the Company with a nominal value of FRF 6.25 each (subject to anti-dilution provisions of Article 228-95 of the Commercial Code) at the price of US$ 18.50 per share.

         - The Sellers will have the right to exercise the warrants in accordance with the provisions of Sections 2.03 and 2.04 of the Stock Purchase Agreement and the provisions of the Purchaser Warrant Agreement.

                  Section 2.03 of the Stock Purchase Agreement reads as follows:

                  "[......]
                  As promptly as practicable after the Earn-Out Revenue Statement becomes final, binding and conclusive on the parties hereto pursuant to Section 2.03(b) and the condition in the immediate preceding sentence is satisfied [i.e. if the condition of the Revenue Earn-Out is satisfied], the Sellers' Representatives shall deliver to the Purchaser (i) a duly executed Purchaser Warrants certificate for the exercise of an aggregate of 145,000 Purchaser Warrants giving the right to subscribe for 145,000 Purchaser Ordinary Shares and (ii) a written statement to the Purchaser, prepared in accordance with Exhibit B, allocating the Purchaser Ordinary Shares to be issued pursuant to this Section 2.03(c) among the Sellers (the "Revenue Earn-Out Allocation Statement"). The Sellers' Representatives shall bear sole responsibility for such allocation of Purchaser Ordinary Shares among the Sellers and the Purchaser assumes no responsibility for the allocation of Purchaser Ordinary Shares among the Sellers pursuant to the payment of the Revenue Earn-Out. Promptly after receipt by the Purchaser of the

                  Revenue Earn-Out Allocation Statement and the Purchaser Warrant certificate duly executed and delivered by the Sellers' Representatives and, in any event, five (5) Business Days thereafter, the Purchaser shall issue the 145,000 Purchaser Ordinary Shares to be paid by way of set-off against the Revenue Earn-Out in accordance with the Revenue Earn-Out Allocation Statement and deliver to the Sellers' Representatives certificates ("attestations d'inscription en compte") duly executed by the Purchaser (or the financial intermediary holding the share register of the Purchaser) setting out the number of Purchaser Ordinary Shares owned by each Seller.
[......]"
         Section 2.04 of the Stock Purchase Agreement reads as follows:

                  "[......]

                  If the Purchaser shall notify the Sellers' Representatives that the condition of the Contract Earn-Out has become satisfied, the Sellers' Representatives shall promptly deliver to the Purchaser (i) a duly executed Purchaser Warrants certificate for the exercise of an aggregate of 145,000 Contract Earn-Out Purchaser Warrants giving the right to subscribe for an aggregate of 145,000 Purchaser Ordinary Shares and (ii) a written statement to the Purchaser, prepared in accordance with Exhibit B, allocating the Purchaser Ordinary Shares comprising the Contract Earn-Out among the Sellers (the "Contract Earn-Out Allocation Statement"). The Sellers' Representatives shall bear sole responsibility for such allocation of Purchaser Ordinary Shares among the Sellers and the Purchaser assumes no responsibility for the allocation of the Purchaser Ordinary Shares among the Sellers pursuant to the payment of the Contract Earn-Out. Promptly after receipt by the Purchaser of the Purchaser Warrants certificate and the Contract Earn-Out Allocation Statement duly executed and delivered by the Sellers' Representatives and, in any event, five (5) Business Days thereafter, the Purchaser shall issue the 145,000 Purchaser Ordinary Shares to be paid by way of set-off against the Contract Earn-Out in accordance with the Contract Earn-Out Allocation Statement and deliver to the Sellers' Representatives certificates ("attestations d'inscription en compte") duly executed by the Purchaser (or the financial intermediary holding the share register of the Purchaser) setting out the number of Purchaser Ordinary Shares owned by each Seller.

[.......]"

         The Purchaser Warrant certificates attached to the Purchaser Warrant Agreement read as follows:

         As regards the Revenue Earn-Out Purchaser Warrants (Exhibit A to the Purchaser Warrant Agreement):

                  "[......]

                  Subject to the provisions of the Warrant Agreement and the Purchase Agreement, the Purchaser Warrants evidenced hereby are exercisable at the option of the Registered Holders, in whole and not in part, in accordance with the provisions of
                  Section 4.1 of the Warrant Agreement and Section 2.03 of the Purchase Agreement, at any time after the Initial Warrant Exercise Date and prior to the Expiration Date.

                  The Purchaser Warrants evidenced by this Warrant Certificate shall expire and shall no longer be exercisable and give the right to subscribe for Purchaser Ordinary Shares upon the occurrence of the Expiration Date.

                  The term "Expiration Date" shall mean 5:00 p.m. (New York time) on the date which is 90 days after the Initial Warrant Exercise Date. If such date shall in The City of New York be a Saturday or Sunday or a day on which banks are authorized or required to close, then the Expiration Date shall mean 5:00 p.m. (New York time) the next following business day. The "Initial Warrant Exercise Date" shall mean the first date that the Purchaser Warrants evidenced hereby shall be exercisable and give right to subscribe for Purchaser Ordinary Shares in accordance with the provisions of Section 4.1 of the Warrant Agreement and Section 2.03 of the Purchase Agreement.

                  [......]"


         As regards the Contract Earn-Out Purchaser Warrants (Exhibit B to the Purchaser Warrant Agreement):

                  "[.....]
                  Subject to the provisions of the Warrant Agreement and the Purchase Agreement, the Purchaser Warrants evidenced hereby are exercisable at the option of the Registered Holders, in whole and not in part, in accordance with the provisions of
                  Section 4.2 of the Warrant Agreement and Section 2.04 of the Purchase Agreement, at any time after the Initial Warrant Exercise Date and prior to the Expiration Date.

                  The Purchaser Warrants evidenced by this Warrant Certificate shall expire and shall no longer be exercisable and give the right to subscribe for Purchaser Ordinary Shares upon the occurrence of the Expiration Date.

                  The term "Expiration Date" shall mean 5:00 p.m. (New York
                  time) on the date which is 90 days after the Initial Warrant Exercise Date; provided, that if there shall be a Mediation pursuant to Section 2.04(d) of the Purchase Agreement, then the term Expiration Date shall mean 5:00 p.m. (New York time) on the date which is 10 days after the Mediator shall have rendered its final decision. If such date shall in The City of New York be a Saturday or Sunday or a day on which banks are authorized or required to close, then the Expiration Date shall mean 5:00 p.m. (New York time) the next following business day. The "Initial Warrant Exercise Date" shall mean the first date that the Purchaser Warrants evidenced hereby shall be exercisable and give the right to subscribe for Purchaser Ordinary Shares in accordance with the provisions of
                  Section 4.2 of the Warrant Agreement and Section 2.04 of the Purchase Agreement.
                  [.....]"

- The new shares issued as a result of the exercise of the warrants shall be paid for by the Sellers by way of set-off against the Revenue Earn-Out and the Contract Earn-Out, in accordance with the provisions of Sections 2.03 and 2.04 of the Stock Purchase Agreement and the provisions of the Purchaser Warrant Agreement.

- The warrants and the shares issued upon exercise of the warrants shall be subject to certain restrictions in accordance with the provisions of the Registration Rights Agreement.

- Subject to the previous sentence, the new shares shall be fully assimilated to shares issued earlier and shall be subject to all statutory provisions.

- The increase in capital stock resulting from the exercise of the warrant shall be definitively realized solely by the subscription of the new shares in accordance with the provisions of Sections 2.03 and
         2.04 of the Stock Purchase Agreement and the provisions of the Purchaser Warrant Agreement.


Should you decide to vote in favor of the issuance of the 290,000 warrants, the diluting effect incurred from the issuance of securities would be as follows:

1/ On February 9, 2001:

         Assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised, a Shareholder holding 1% of the current share capital would have his stake in the new capital stock decrease to [0.9928]%, representing a decrease of [0.72]%.

         If all the existing securities giving a right to subscribe for shares of the Company were exercised before this capital increase, the number of shares making up the share capital would increase from [39,901,850] to [46,053,501], then the said Shareholder holding [460,535] shares would have his stake in the new capital stock decrease to [0.9937] %, i.e. a decrease of [0.63]%.

2/ On December 31, 2000:

         After taking into account the issuance of 290,000 shares at a price of USD 18.50, the prorata of the net worth per share of shareholders equity (US GAAP) unaudited, which was of USD [7.889] on December 31, 2000 would be of USD [7.965] per share, assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised, and which was of USD [6.835] would be of USD [6.908] per share, if all the existing securities giving a right to subscribe for shares of the Company were exercised.

3/ Theoretical impact on EASDAQ price

         Supposing that none of the securities giving the right to subscribe to shares of the Company, not exercised as of the date of this report, would not be exercised, the current closing price of USD 16.51, amounting to the weighted average of the closing price of the shares during the twenty days on the Easdaq Market preceding the Board of Directors' Meeting dated February 9, 2001, would increase, after the issuance of the 290,000 shares at a price of USD 18.50, from USD 16.51 to USD 16.52.

         Supposing that none of the securities giving the right to subscribe to shares of the Company, not exercised as of the date of this report, would be exercised, the current closing price of USD 16.51, amounting to the weighted average of the closing price of the shares during the twenty days on the Easdaq Market preceding the Board of Directors' Meeting dated February 9, 2001, would increase, after the issuance of the 290,000 shares at a price of USD 18.50, from USD [16.51] to USD [16.52].


4. Approval of the issuance of 15,000 warrants to a Director of ActivCard KK giving the right to subscribe for 15,000 shares of the Company

         At a meeting held on October 23, 2000, the Board of Directors considered necessary to issue to Mr. Hidenori Horiuchi, member of the Board of Directors of ActivCard KK, 15,000 warrants giving the right to subscribe for 15,000 new shares of the Company.

         The warrants will be issued in accordance with the following conditions:

         - The shareholders' right to preferential allotment of the warrants will be suppressed to the benefit of Mr. Hidenori Horiuchi.

         - In accordance with Article L. 228-95 of the Commercial Code, the shareholders shall waive their rights to preferential allotment of the shares issued as a result of the exercise of the warrants.

         - As a result of the exercise of the warrants, the Company will issue a maximum of 15,000 new shares with a nominal value of FRF 6.25 each, resulting in a capital increase of a maximum amount of FRF 93,750.

         - Each warrant will give the right to subscribe for one (1) new share of the Company with a nominal value of FRF 6.25 each (subject to anti-dilution provisions of Article 228-95 of the Commercial Code).

         - The subscription price of the shares shall be US$ [25.41] per share, equal to the weighted average of the closing price of the shares during the 20 quotation days on the EASDAQ preceding the Board of Directors Meeting of October 23, 2000. This price will be converted into French francs, if applicable, based on the foreign exchange rate of the trading day preceding the date on which the warrants are exercised.

         - The new shares issued as a result of the exercise of the warrants shall be paid for in cash in full upon subscription. To subscribe the shares, the warrant holder shall, at the time he exercises his warrant, address an exercise declaration to the Company by registered letter with acknowledgement of receipt.

         - The new shares shall be identical to shares issued earlier and shall be subject to all statutory provisions.

         - The increase in capital stock resulting from the exercise of the warrant shall be definitively realised solely by the subscription of the new shares accompanied by the exercise declaration and the discharge payment that shall be made in cash.

         - The warrants will become vested and exercisable at the rate of 25% per year at the end of each year after the date of their issuance.

         - The warrants may be exercised no later than five years after the date of their issuance after which they will lose all validity. Upon resignation, a Director may elect to purchase equivalent common stock share at the warrant exercise price for vested shares. The Director must purchase equivalent shares within six months of the resignation, after which the warrants will loose all validity.

         The warrants and the shares issued upon exercised of the warrants shall be subject to the following restrictions: (i) they have not been, and shall not be, registered under the provisions of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States, except in the context of an exemption or in the context of a transaction which complies with the registration rules of the Securities Act, or to US person, including US shareholders of the company and (ii) any person who acquires the shares will be considered as having declared, warranted and agreed that it is not, and that at the time that the shares are acquired it will not be, a US person, and that it is situated outside the United States;

         Should you decide to vote in favor of the issuance of the 290,000 warrants, the diluting effect incurred from the issuance of securities would be as follows:

         1/On February 9, 2001:

                  Assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised, a Shareholder holding 1% of the current share capital would have his stake in the new capital stock decrease to [0.9996] %, representing a decrease of [0.04] %.

                  If all the existing securities giving a right to subscribe for shares of the Company were exercised before this capital increase, the number of shares making up the share capital would increase from [39,899,926] to [46,053,501], then the said Shareholder holding [460,535] shares would have his stake in the new capital stock decrease to [0,9997] %, i.e. a decrease of [0.03] %.

         2/ On December 31, 2000:

                  After taking into account the issuance of [15,000] shares at USD [25.41], the prorata of the net worth per share of shareholders equity (US GAAP) unaudited, which was of USD [7.889] on December 31, 2000 would be of USD [7.895] per share, assuming that none of the securities giving the right to subscribe for shares of the Company, not exercised as of the date of this report, are exercised, and which was of USD [6.835], would be of USD [6.841] per share, if all the existing securities giving a right to subscribe for shares of the Company were exercised.

         3/ Theoretical impact on EASDAQ price

                  As the warrants' exercise price is equal to the weighted average of the closing price of the shares during the 20 quotation days on the EASDAQ preceding the date of the Board, there is no theoretical impact on EASDAQ Price

                                      * * *

                                      Chart

------------------------------------------------------------------------------------------------------------------------------
Name of the Seller   Total Number     Total Number     Total Number      Portion of the          Total       Total Number of
                      of Common            of          of Series B     Cash Consideration      Number of        purchaser
                     Shares to be       Series A        Preferred       to be received at      purchaser      warrants to be
                       sold at      Preferred Shares   Shares to be          closing          Shares to be     received at
                       Closing       to be sold at       sold at                              received at        closing
                                        Closing          Closing                                closing
------------------------------------------------------------------------------------------------------------------------------
Founder Holding       1.890.000            0                0              $189.000,00          209.580           59.506
Corporation Ltd                                                            + 20,51938%
------------------------------------------------------------------------------------------------------------------------------
Brian Donaldson        178.936             0                0              $17.893,66            19.842           5.634
                                                                           + 1,94268%
------------------------------------------------------------------------------------------------------------------------------
Hamoon Systems         105.000             0                0              $10.500,00            11.644           3.306
Pty Ltd                                                                    + 1,13997%
------------------------------------------------------------------------------------------------------------------------------
A&B Venture Fund          0            3.000.000         747.807          $4.740.001,50         415.591          117.999
Company Pty Ltd                                                            + 40.68924%
------------------------------------------------------------------------------------------------------------------------------
A&B Investment            0            1.000.000            0             $1.000.000,00         110.889           31.485
Management                                                                 + 10,85681%
------------------------------------------------------------------------------------------------------------------------------

Deutsche Bank             0                0             725.609          $1.088.413,16          59.084           22.846
                                                                           + 7,87780%
------------------------------------------------------------------------------------------------------------------------------

Mooroolbark               0                0             385.883           $679.999,50           42.790           12.149
Investments Pty                                                            + 4,18946%
Ltd
------------------------------------------------------------------------------------------------------------------------------

Mooroolbark               0                0             213.333           $319.999,50           23.657           6.717
Technology Pty Ltd                                                         + 2,31612%
------------------------------------------------------------------------------------------------------------------------------

Australian                0                0             243.695           $423.999,50           27.023           7.673
Innovation Limited                                                         + 2,64575%
------------------------------------------------------------------------------------------------------------------------------

Jagen Pty Ltd             0                0             228.222           $370.998,50           25.307           7.186
                                                                           + 2,47776%
------------------------------------------------------------------------------------------------------------------------------

Ron Cattell               0                0             234.667           $352.000,50           26.022           7.388
                                                                           + 2,54774%
------------------------------------------------------------------------------------------------------------------------------

First Trustee             0                0              18.976           $65.000,00            2.104             597
                                                                           + 0,20602%
------------------------------------------------------------------------------------------------------------------------------

Edwards & Angell          0                0              35.101           $52.650,85            3.892            1.105
                                                                           + 0,38108%
------------------------------------------------------------------------------------------------------------------------------

Silicon Valley            0              37.415             0              $37.414,53            4.149            1.178
Bank                                                                       + 0,40620%
------------------------------------------------------------------------------------------------------------------------------

George Foster           75.442             0                0               $7.544,17            8.366            2.375
                                                                           + 0,81906%
------------------------------------------------------------------------------------------------------------------------------

Hamid Homayouni         52.116             0                0               $5.211,57            5.780            1.641
                                                                           + 0,56581%
------------------------------------------------------------------------------------------------------------------------------

Mark Priebatsh          38.604             0                0               $3.860,42            4.280            1.215
                                                                           + 0,41912%
==============================================================================================================================
TOTAL                 2.340.098        4.037.415        2.833.293     numeraire: $9.364.487    1.000.000         290.000
                                                                       + 100% du reste de
                                                                      la Cash Consideration
------------------------------------------------------------------------------------------------------------------------------

                   TEXT OF RESOLUTIONS SUBMITTED FOR APPROVAL

                                    ACTIVCARD
                                 Societe Anonyme
                   with a share capital of FRF 249,386,562.50
                Registered Office: 24 avenue du General de Gaulle
                                 95150 SURESNES
                            341 213 411 RCS NANTERRE


                    DRAFT RESOLUTIONS TO BE SUBMITTED TO THE
                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                                OF APRIL 10, 2001



FIRST RESOLUTION

Approval of the Contribution Agreement signed by and between the Company and A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni, and decision to increase the Company's share capital

The Shareholders,

-        after having reviewed the report of the Board of Directors,

- as well as the terms and conditions of the Contribution Agreement dated March 8, 2001 entered into in application of the Stock Purchase Agreement dated February 15, 2001, between the Company and A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company
         (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni (hereafter the "Sellers"),

- by which the Sellers contribute to the Company in the proportions set forth in the attached chart, 2,340,098 shares of common stock with a nominal value of US$ 0.10, 4,037,415 shares of Series A Preferred Stock with a nominal value of US $ 1.00 and 2,833,293 shares of Series B Preferred Stock with a nominal value of US $ 1.50 in Authentic8 International Inc., a company incorporated under the laws of the State of Delaware, said shares representing 100 % of its issued capital and the contribution having an overall value of US $ 41,959,644, corresponding to FRF 295,540,654.53 on the basis of the FRF/US $ exchange rate on March 8, 2001, i.e. 7.04345, which is the date of signature of the Contribution Agreement, accept and approve this Contribution Agreement and the Sellers' contribution, subject to approval of the valuation of this contribution, which is the subject of the second resolution.

Subject to the same conditions, the Shareholders decide to increase the share capital by FRF 6,250,000, thereby increasing it from FRF 249,386,562.50 to FRF 255,636,562.50, through the creation of 1,000,000 new shares with a nominal value of FRF 6.25 each, fully paid up, and issued to the Sellers in exchange for their contribution.

The new shares shall be issued with enjoyment from the date of their issuance, and as of that date, they shall be identical to shares issued earlier and shall be subject to all statutory provisions.

The difference between the net value of the contribution and (i) the portion of the consideration paid in cash to the Sellers and (ii) the nominal value of the new Company shares issued in consideration for the portion of the contribution remunerated in shares, that is to say FRF 118,066,892.50, shall be entered into an account entitled "contribution premium" to which shareholders shall have rights, whether said shareholders hold old or new shares.

This contribution premium may be allocated in any way which complies with principles currently in effect, as decided by the general meeting of shareholders.

The Shareholders hereby decide that, subject to approval of the second resolution, the contribution of stock in Authentic8 International Inc. by the Sellers and the aforementioned Company capital increase shall enter into effect at the close of this meeting.

The 1,000,000 new shares shall be subject to certain restrictions regarding their resale pursuant to the Registration Rights Agreement entered into by and between the Company and the Sellers.


SECOND RESOLUTION

Approval of the report of the contribution appraiser and of the valuation of the contribution of A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni

The Shareholders,

voting on the conditions required to approve contributions in kind, and after having reviewed the report submitted by the appraiser of the contribution and particular advantages ("commissaire aux apports et aux avantages particuliers"), appointed by order of the Presiding Judge of the Commercial Court of Nanterre,

approve the conclusions of this report and the valuation of the contribution granted by A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni at the amount of US $ 41,959,644, corresponding to FRF 295,540,654.53 on the basis of the FRF/US $ exchange rate on March 8, 2001, i.e. 7.04345, which is the date of signature of the Contribution Agreement.


THIRD RESOLUTION

Acknowledgment of the Company's capital increase

The Shareholders acknowledge that, following approval of the preceding resolutions and of the contribution of 2,340,098 shares of common stock, 4,037,415 shares of Series A Preferred Stock and 2,833,293 shares of Series B Preferred Stock in Authentic8 International Inc. as a result of it, the Company's capital shall be increased by FRF 6,250,000, as approved in the first resolution, at the close of this meeting.


FOURTH RESOLUTION

Amendment of the Company's Articles of Association

The Shareholders,

as a consequence of the ratification of the preceding resolutions, and after having reviewed the report of the Board of Directors,

hereby decide to amend Articles 6 and 7 of the Company's Articles of Association as follows:

"ARTICLE 6 - CONTRIBUTION IN KIND

6.3 Contribution approved by the Extraordinary Shareholder Meeting of April 10, 2001 of 9,210,806 shares of Authentic8 International Inc., for a value of US $ 41,959,644, corresponding to FRF 295,540,654.53 on the basis of the FRF/US $ exchange rate on March 8, 2001, i.e. 7.04345, which is the date of signature of the Contribution Agreement.

The said contribution was remunerated by a payment in cash and by the issuance to the contributors of 1,000,000 shares with a nominal value of FRF 6.25, issued on the occasion of the capital increase decided by the Extraordinary Shareholder Meeting of April 10, 2001.

The difference between the value of the contribution and (i) the cash consideration paid by the Company to the contributors, and (ii) the nominal value of the shares remunerating the portion of the contribution remunerated in shares, was entered into an account entitled "contribution premium".

"ARTICLE 7 - SHARE CAPITAL

"The share capital is fixed at the sum of FRF 255,636,562.50. It is divided in 40,901,850 shares with a nominal value of FRF 6.25 each."


FIFTH RESOLUTION

Approval of the particular advantages granted to A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni and notably consisting in the issuance of 290,000 warrants ("bons de souscription d'actions autonomes") with suppression of the shareholders' right to preferential allotment ("droit preferentiel de souscription") to the benefit of the above-mentioned persons

The Shareholders,

-        after having reviewed the report of the Board of Directors,

- as well as the auditors' special report on the suppression of the shareholders' right to preferential allotment ("droit preferentiel de souscription") to the benefit of A&B Investment Management Pty Ltd, A&B Venture Fund Company Pty Ltd, Australian Innovation Limited, Ron Cattell, Deutsche Bank, Brian Donaldson, Edwards & Angell 1999 Partners LLC, First Trustee Company (NZ) Limited, George Foster, Founder Holding Corporation Limited, Hamoons Systems Pty Ltd, Jagen Pty Ltd, Mooroolbark Investment Pty Limited, Mooroolbark Technology Pty Limited, Silicon Valley Bank, Mark Priebatsh and Hamid Homayouni (hereafter the "Sellers"),

- and the report submitted by the appraiser of the contribution and particular advantages ("commissaire aux apports et aux avantages particuliers"), appointed by order of the Presiding Judge of the Commercial Court of Nanterre,

- and having noted that the capital stock of the Company is entirely paid up,

approve the granting to the Sellers of all particular advantages resulting from the provisions of the Stock Purchase Agreement and the Contribution Agreement entered into by the Company with the Sellers for the purchase of the stock of Authentic8 International Inc., and the Purchaser Warrant Agreement entered into by and between the Company and the Sellers, as described below in paragraphs A, B and C:

A. The contribution to the Company of the stock of Authentic8 International Inc. is an "apport mixte" remunerated partly in cash in an amount of US $ 24,309,644 corresponding to FRF 171,223,762.03 on the basis of the exchange rate on March 8, 2001, which is the date of signature of the Contribution Agreement.

B. Pursuant to Sections 2.03 and 2.04 of the Stock Purchase Agreement, the Sellers have the right, as a result of the contribution of the Authentic8 International Inc. shares, to receive two different earn-outs:

         (i) the "Revenue Earn-Out", if the consolidated revenues of Authentic8 International Inc. for the fiscal year 2001 (as determined pursuant to the Stock Purchase Agreement and described in more details in the Report of the Board of Directors) exceed US$ 7,000,000 and,

         (ii) the "Contract Earn-Out", if Authentic8 International Inc. (or any of its Affiliates) and British Telecom PLC ("BT") execute an agreement which provides for the establishment of an Internet Authentication Service in the United Kingdom as a joint venture for marketing externally to customers on or before March 31, 2001 or June 30, 2001 if (i) after good faith negotiation a Memorandum of Understanding or letter of intent is entered into on or before March 31, 2000 and (ii) such Memorandum of Understanding or letter of intent delineates the main terms and conditions under which BT and Authentic8 International Inc. intend to establish an Internet Authentication Service in the United Kingdom as a joint venture.

         The Revenue Earn-Out and the Contract Earn-Out may only be paid to the Sellers in shares of the Company, and may not be paid in any other form.

         Therefore, the Stock Purchase Agreement provides that the Sellers shall receive at Closing 145,000 warrants for the payment of the Revenue Earn-Out and 145,000 Warrants for the payment of the Contract Earn-Out, each warrant giving the right to subscribe for one (1) ordinary share of the Company.


         Upon satisfaction of the conditions of Revenue Earn-Out,

         (i) the Company will acknowledge due and payable claims ("creances certaines liquides et exigibles") vis-a-vis the Sellers in an amount of US $ 2,682,500, provided that such claims will only be payable by way of set-off against the issue price of the shares underlying the warrants, and

         (ii) 145,000 warrants will become exercisable, until the Expiration Date, as defined in Exhibit A to the Purchaser Warrant Agreement, and give right to subscribe for 145,000 shares of the Company by way of set-off against the Revenue Earn-Out.

         Similar provisions apply to the Contract Earn-Out: upon satisfaction of the conditions of the Contract Earn-Out, the Company will acknowledge due and payable claims ("creances certaines liquides et exigibles") vis-a-vis the Sellers in an amount of US $ 2,682,500, provided that such claims will only be payable by way of set-off against the issue price of the shares underlying the other 145,000 warrants.

C. As a result of the approval of the above, the Shareholders approve, after having suppressed the shareholders' right to preferential allotment ("droit preferentiel de souscription"), the issuance of 290,000 warrants ("bons de souscription d'actions autonomes") to the Sellers in the proportions set forth in the attached chart, in accordance with Article L.228-95 of the Commercial Code, at an issue price of FRF 0.1 per warrant, which shall be paid up in full in cash by the Sellers.

         These warrants are issued to the Sellers, as a particular advantage ("avantage particulier"), in accordance with Article 225-147 of the Commercial Code.

         Each warrant shall entitle the holder thereof to subscribe for one (1) share of nominal value of FRF 6.25 (subject to the adjustments provided for in Article L.228-95 of the Commercial Code) at an exercise price of US $ 18.50.

         The warrant shall be exercised by their holders in accordance with and subject to the terms and conditions of Sections 2.03 and 2.04 of the Stock Purchase Agreement and of the Purchaser Warrant Agreement, as described in the report of the Board of Directors.

         If the warrants are not exercised in accordance with the contractual provisions referred to in the preceding sentence, before the Expiration Date, as defined in Exhibits A and B to the Purchaser Warrant Agreement (as described in the report of the Board of Directors), they shall expire and shall no longer be exercisable and give the right to subscribe for shares.

         The Shareholders decide, in accordance with Article L. 228-95 of the Commercial Code, to suppress the shareholders' right to preferential allotment of the shares issued as a result of the exercise of the warrants.

         The Shareholders hereby approve the capital increase of a maximum amount of FRF 1,812,500, and the issuance of 290,000 new shares, which will result from the exercise of the warrants by the warrant holders.

         The shares issued to the warrant holders shall be issued with enjoyment from the date of their creation, and as of that date, they shall be fully assimilated to shares issued earlier and shall be subject to all statutory provisions.

         The warrants and the shares issued upon exercise of the warrants shall be subject to certain restrictions in accordance with the Registration Rights Agreement entered into by and between the Company and the Sellers.

         In accordance with Article L. 242-18 of the Commercial Code, the Shareholders decide that as from the date of the present meeting, the Company shall not, for as long as any of the warrants are outstanding, redeem or reduce its share capital by repayment (except in accordance with French law), modify the allocation of its profits, or distribute reserves, without taking the measures necessary to protect the rights of the warrant holders who may exercise their exercise rights.

         Furthermore, in the event that the Company carries out any of the transactions listed below, the Company shall undertake any appropriate measures to protect the rights of the warrant holders:

         - issuance of securities in respect of which shareholders have preferential rights,

         - increase in the Company's share capital by capitalization of reserves, earnings or share premium resulting in a distribution of bonus shares to shareholders, as well as in the event of a subdivision or combination of shares,

         - capital increase by incorporation of reserves, earnings or share premium effected by increasing the nominal value of the shares,

         - distribution of reserves to shareholders in cash or in portfolio securities,

         - merger or consolidation of the Company with one or more other companies in which the Company is not the surviving company, or in the event of a split ("scission") of the Company into two or more companies (whether or not the Company is the surviving company),

         - distribution by the Company of securities to its shareholders ( including through warrants to acquire such securities).

         The Shareholders grant full powers to the Board of Directors for the purpose of:

         - taking all necessary measures to ensure the proper protection of the warrant holders in case of financial operations concerning the Company;

         - acknowledging the completion of the capital increase, amending the articles of association accordingly and, more generally, taking all measures and accomplishing all formalities in relation to the issuance of the warrants.


SIXTH RESOLUTION

Approval of the issuance of 15,000 warrants ("bons de souscription d'actions autonomes") with suppression of the shareholders' right to preferential allotment ("droit preferentiel de souscription") to the benefit of Mr. Hidenori Horiuchi

The Shareholders,

-        after having reviewed the report of the Board of Directors,

- as well as the auditors' special report on the suppression of the shareholders' right to preferential allotment ("droit preferentiel de souscription") to the benefit of Mr. Hidenori Horiuchi,

- and having noted that the capital stock of the Company is entirely paid up,

approve, after having suppressed the shareholders' right to preferential allotment ("droit preferentiel de souscription"), the issuance of 15,000 warrants ("bons de souscription d'actions autonomes") to Mr. Hidenori Horiuchi, in accordance with Article L.228-95 of the Commercial Code.

Each warrant shall entitle the holder thereof to subscribe for one (1) share of nominal value of FRF 6.25 (subject to the adjustments provided for in Article L.228-95 of the Commercial Code) at an exercise price of US $ 25.41, equal to the weighted average of the closing trading price of the shares during the 20 trading days on the EASDAQ preceding the meeting of the Board of Directors of October 23, 2000. This price will be converted into French Francs, if applicable, based on the foreign exchange rate of the trading day preceding the date on which the warrants are exercised.

The new shares shall be subscribed in cash and shall be paid up in full upon subscription. To subscribe the shares, the warrant holder shall address an exercise declaration to the Company by registered letter with acknowledgement of receipt.

The increase in capital stock resulting from the exercise of the warrants shall be definitively realized solely by the subscription of the new shares accompanied by the exercise declaration and the discharge payment in cash.

The warrants will become exercisable at the rate of 25 % per year at the end of each year after their date of issuance.

The warrants may be exercised no later than five years after the date of their issuance after which they shall lose all validity. Upon resignation, a Director may elect to purchase equivalent share within six months of the resignation, after which the warrants will lose all validity.


The Shareholders decide, in accordance with Article L. 228-95 of the Commercial Code, to suppress the shareholders' right to preferential allotment of the shares issued as a result of the exercise of the warrants.

The Shareholders hereby approve the capital increase of a maximum amount of FRF 93,500, and the issuance of 15,000 new shares, which will result from the exercise of the warrants by the warrant holders.

The shares issued to the warrant holder shall be issued with enjoyment from the date of their creation, and as of that date, they shall be fully assimilated to shares issued earlier and shall be subject to all statutory provisions.

The warrants and the shares issued upon exercised of the warrants shall be subject to the following restrictions: (i) they have not been, and shall not be, registered under the provisions of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States, except in the context of an exemption or in the context of a transaction which complies with the registration rules of the Securities Act, or to US person, including US shareholders of the company and (ii) any person who acquires the shares will be considered as having declared, warranted and agreed that it is not, and that at the time that the shares are acquired it will not be, a US person, and that it is situated outside the United States.

In accordance with Article L. 242-18 of the Commercial Code, the Shareholders decide that as from the date of the present meeting, the Company shall not, for as long as any of the warrants are outstanding, redeem or reduce its share capital by repayment (except in accordance with French law to take account of losses sustained), modify the allocation of its profits, or distribute reserves, without taking the measures necessary to protect the rights of the warrant holders who may exercise their exercise rights.

Furthermore, in the event that the Company carries out any of the transactions listed below, the Company shall undertake any appropriate measures to protect the rights of the warrant holders:

- issuance of securities in respect of which shareholders have preferential rights,

- increase in the Company's share capital by capitalization of reserves, earnings or share premium resulting in a distribution of bonus shares to shareholders, as well as in the event of a subdivision or combination of shares,

- capital increase by incorporation of reserves, earnings or share premium effected by increasing the nominal value of the shares,

- distribution of reserves to shareholders in cash or in portfolio securities,

- merger or consolidation of the Company with one or more other companies in which the Company is not the surviving company, or in the event of a split ("scission") of the Company into two or more companies (whether or not the Company is the surviving company),

- distribution by the Company of securities to its shareholders ( including through warrants to acquire such securities).

The Shareholders grant full powers to the Board of Directors for the purpose of:

- taking all necessary measures to ensure the proper protection of the warrant holders in case of financial operations concerning the Company,

- acknowledging the completion of the capital increase, amending the articles of association accordingly and, more generally, taking all measures and accomplishing all formalities in relation to the issuance of the warrants.


SEVENTH RESOLUTION

Power of attorney

The Shareholders grant full powers to the bearer of an original, a copy or an abstract of the minutes of this extraordinary general meeting for the purpose of accomplishing all filings and publications as required anywhere.



                                       * *

                                      Chart

------------------------------------------------------------------------------------------------------------------------------
Name of the Seller   Total Number     Total Number     Total Number      Portion of the          Total       Total Number of
                      of Common            of          of Series B     Cash Consideration      Number of        purchaser
                     Shares to be       Series A         Prefered       to be received at      purchaser      warrants to be
                       sold at      Prefered Shares    Shares to be          closing          Shares to be     received at
                       Closing       to be sold at       sold at                              received at        closing
                                        Closing          Closing                                closing
------------------------------------------------------------------------------------------------------------------------------
Founder Holding      1.890.000             0                0              $189.000,00          209.580           59.506
Corporation Ltd                                                            + 20,51938%
------------------------------------------------------------------------------------------------------------------------------
Brian Donaldson        178.936             0                0              $17.893,66            19.842           5.634
                                                                           + 1,94268%
------------------------------------------------------------------------------------------------------------------------------
Hamoon Systems         105.000             0                0              $10.500,00            11.644           3.306
Pty Ltd                                                                    + 1,13997%
------------------------------------------------------------------------------------------------------------------------------
A&B Venture Fund          0            3.000.000         747.807          $4.740.001,50         415.591          117.999
Company Pty Ltd                                                            + 40.68924%
------------------------------------------------------------------------------------------------------------------------------
A&B Investment            0            1.000.000            0             $1.000.000,00         110.889           31.485
Management                                                                 + 10,85681%
------------------------------------------------------------------------------------------------------------------------------
Deutsche Bank             0                0             725.609          $1.088.413,16          59.084           22.846
                                                                           + 7,87780%
------------------------------------------------------------------------------------------------------------------------------
Mooroolbark               0                0             385.883           $679.999,50           42.790           12.149
Investments Pty                                                            + 4,18946%
Ltd
------------------------------------------------------------------------------------------------------------------------------
Mooroolbark               0                0             213.333           $319.999,50           23.657           6.717
Technology Pty Ltd                                                         + 2,31612%
------------------------------------------------------------------------------------------------------------------------------
Australian                0                0             243.695           $423.999,50           27.023           7.673
Innovation Limited                                                         + 2,64575%
------------------------------------------------------------------------------------------------------------------------------
Jagen Pty Ltd             0                0             228.222           $370.998,50           25.307           7.186
                                                                           + 2,47776%
------------------------------------------------------------------------------------------------------------------------------
Ron Cattell               0                0             234.667           $352.000,50           26.022           7.388
                                                                           + 2,54774%
------------------------------------------------------------------------------------------------------------------------------
First Trustee             0                0              18.976           $65.000,00            2.104             597
                                                                           + 0,20602%
------------------------------------------------------------------------------------------------------------------------------
Edwards & Angell          0                0              35.101           $52.650,85            3.892            1.105
                                                                           + 0,38108%
------------------------------------------------------------------------------------------------------------------------------
Silicon Valley            0              37.415             0              $37.414,53            4.149            1.178
Bank                                                                       + 0,40620%
------------------------------------------------------------------------------------------------------------------------------
George Foster           75.442             0                0               $7.544,17            8.366            2.375
                                                                           + 0,81906%
------------------------------------------------------------------------------------------------------------------------------
Hamid Homayouni         52.116             0                0               $5.211,57            5.780            1.641
                                                                           + 0,56581%
------------------------------------------------------------------------------------------------------------------------------
Mark Priebatsh          38.604             0                0               $3.860,42            4.280            1.215
                                                                           + 0,41912%
==============================================================================================================================
TOTAL                 2.340.098        4.037.415        2.833.293     numeraire: $9.364.487    1.000.000         290.000
                                                                       + 100% du reste de
                                                                      la Cash Consideration
------------------------------------------------------------------------------------------------------------------------------

                                OTHER DOCUMENTS:

                - SUMMARY OF UNCONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31,2000

                - FIVE YEAR SUMMARY FINANCIAL INFORMATION - 1999
                             (Holding Company only)

                                 - PRESS RELEASE
                        2000 RESULTS - UNAUDITED US GAAP

                                 - PRESS RELEASE
                                   AUTHENTIC8

                       - REQUEST FOR ADDITIONAL DOCUMENTS

                         - REQUEST FOR AN ADMISSION CARD

                        - ACCESS PLAN TO HOTEL ROYAL PARC

--------------------------------------------------------------------------------

                                 ActivCard S.A.
               A Corporation with a capital of FF. 249,386,562.50
               Registered Office : 24 Avenue du General de Gaulle
                                 92150 SURESNES
                 Commercial Register No.: Nanterre B 341 213 411

--------------------------------------------------------------------------------



                 SUMMARY OF UNCONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31,2000
        Not submitted for the approval of the annual shareholders meeting as of April 10, 2001

                               (in French Francs)



Total Assets                                                     F 2,731,299,120


Total Revenues                                                   F    22,590,171


Net Income                                                      F    130,325,631






Summary of Activity        See Report of the Board of Directors (First proposal)


-----------------------------------------------------------------------------------------------------------------------------------
                                  ACTIVCARD - S.A. A Corporation with a capital of FF 200,562,662,50
                            Registered Office: 24-28 avenue du General de Gaulle - 92156 SURESNES - France
                                              COMMERCIAL REGISTER: NANTERRE B 341 213 411
-----------------------------------------------------------------------------------------------------------------------------------


FIVE YEAR SUMMARY FINANCIAL INFORMATION (Statutory Financial Statements in FF)

------------------------------------------------------------------------------------------------------------------------------------
(In FF, except for Shares data and
number of Employees)                                        1995            1996          1997          1998             1999
------------------------------------------------------------------------------------------------------------------------------------
I.  CAPITAL AT YEAR END
-   Capital stock                                         72,272,500     95,878,225    97,057,787   130,452,737.50   200,562,662.50
-   Number of ordinary shares                             11,563,600     15,340,516    15,529,246       20,872,438       32,090,026
-   Number of preferred shares                                     0              0             0                0                0
-   Maximum number of shares to be created in the
    future By Convertible debt                                     0              0     1,744,919        1,744,919        1,060,550
    By subscription rights                                   977,200      1,767,813     2,016,951        4,386,235        5,891,541

II. OPERATIONS AND INCOME FOR THE YEAR
-   Total Revenues                                         1,087,084      6,938,984    11,413,403       14,241,872       14,947,209
-   Income before taxes, profit sharing and
    allowances for amortization and provisions            -4,877,585     -8,539,108    -4,531,676      -22,896,548      -10,473,132
-   Income tax (benefit)                                      10,500         29,000        54,000         -220,037           64,500
-   Required profit sharing                                        0              0            0
-   Income after taxes, profit sharing and
    allowances for amortization and provisions            -5,845,142     -9,338,471   -12,827,343      -27,368,557      -31,015,889
-   Dividends                                                      0              0            0

III. INCOME PER SHARE
-   Income after taxes, profit sharing but before
    allowances for amortization and provisions                 -0.42          -0.55         -0.29            -1.11            -0.32
-   Income after taxes, profit sharing and
    allowances for amortization and provisions                 -0.51          -0.61         -0.83            -1.31            -0.97
-   Dividend per share                                             0              0             0                0                0

IV. PERSONNEL
-   Average number of employees                                    4              5             5                5                5
-   Total payroll and social charges                       1,896,535      3,980,941     5,568,008        2,448,370        4,161,862
-   Total social benefits                                    711,798      1,529,842     1,478,401          729,177          612,552
------------------------------------------------------------------------------------------------------------------------------------

                                                        [ACTIVCARD LOGO OMITTED]


FOR IMMEDIATE RELEASE

ACTIVCARD REPORTS 100%
FOURTH QUARTER 2000 REVENUE GROWTH

PARIS, France, and FREMONT, Calif., January 31, 2001-- ActivCard S.A. (Easdaq:ACTI / Nasdaq:ACTI), a global provider of leading authentication and electronic certification solutions for e-Business communications and transactions, today announced that fourth quarter 2000 revenue approximately doubled to a record $6.1 million over revenue of $3.1 million in the comparable period of 1999. For the year ended December 31, 2000, ActivCard revenue increased 76% to $18.1 million from $10.3 million in the previous year.

"Our fourth quarter performance reflects terrific sales momentum, new strategic business relationships and our technology leadership in the fast-growing segment of managed digital identity solutions," commented Jean-Gerard Galvez, chairman and chief executive officer. "The fourth quarter's record revenue, along with a record 64% gross margin, allowed ActivCard to accelerate its spending in Sales and Marketing, and investments in R&D to capitalize on the numerous opportunities currently being presented to the Company. This led to a fourth quarter operating loss of $4.8 million compared to an operating loss of $3.7 million for the same quarter of 1999. Net income for the quarter, excluding non-cash foreign exchange losses, was $100,000."

Excluding the non-cash accounting entry for unrealized currency transaction losses for the fourth quarter 2000 net income was $100,000, or $0.00 per diluted share, compared to a net loss of $3.9 million, or $0.13 per diluted share in the fourth quarter of the previous year. Operating loss for the year ended December 31, 2000, was $16.0 million compared to $15.7 million for fiscal 1999. Net loss for 2000, excluding the non-cash currency transaction gain, was $356,000, or $0.01 per share, compared to net loss of $16.2 million, or $0.56 per share in 1999.

Mr. Galvez continued, "We believe that ActivCard technology is significantly ahead of the competition. During the quarter, we continued our efforts to protect our intellectual property, and strengthened our relationships with network platform providers, systems integrators, and OEMs. We feel this positions ActivCard's technology as an emerging standard for this growing digital identity market."

"We are extremely excited about the opportunities available to ActivCard both in the near-term and future. Governments and businesses are reacting to the need to run their operations more efficiently, securely, and easily than ever before. The installed infrastructure base does not acceptably satisfy these ever more challenging demands. ActivCard enables organizations to transform their existing infrastructure into next generation networks capable of employing the power of digital identity management. This is the reason that organizations such as the US Department of Defense, Sun Microsystems, and Citigroup are using ActivCard's solutions to enable a number of their existing systems to dynamically manage and leverage the benefits of digital identity.


"Our challenge is to take advantage of the many exciting opportunities that continually present themselves to us. We are being invited to participate in global opportunities that are substantially larger than the scale of our existing business model. The sales cycle for these opportunities is longer and we are required to invest resources earlier in the cycle relative to our existing business model. To fully realize the potential of the market, throughout the year, we expect to invest heavily in R&D and further expand our sales and marketing efforts as part of our ongoing education of the market, while managing our business in a controlled manner. Throughout 2001, our goal is to grow revenue sequentially and achieve 100-120% year-over-year growth," concluded Mr. Galvez.

ActivCard's fourth quarter earnings conference call will be held today, Wednesday, January 31, at 4:00 p.m. GMT / 11:00 a.m. EST / 8 a.m. PST. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's website, www.activcard.com, and on www.streetfusion.com. To listen to the webcast, please logon to either website prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the live webcast will also be available at http://www.activcard.com.

About ActivCard
ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communication and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than a face-to-face meeting. ActivCard solutions, in conjunction with the applications support for public key based data confidentiality and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 1.5 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore and United Kingdom.

         This press release contains forward-looking statements which reflect management's best judgement based on factors currently known. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those in the statements included in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               (tables to follow)

Unaudited Condensed Consolidated Statements of Operations (US GAAP)
                 (In thousands of US dollars, except share data)

-------------------------------------------------------------------------------------------------------------------------
          Statements of Operations                    Three months ended                    Twelve months ended
                                                          December 31,                          December 31,
                                             ----------------------------------------------------------------------------
                                                    2000               1999               2000               1999
-------------------------------------------------------------------------------------------------------------------------
Revenues                                            $   6,126          $   3,066          $  18,081         $   10,262

Cost of sales                                           2,195              1,407              6,991              5,337

                                             ----------------------------------------------------------------------------
Gross profit                                            3,931              1,659             11,090              4,925

Operating expenses
Research and development                                2,451              1,609              8,097              5,233
Selling and marketing                                   5,167              3,107             15,657              9,829
General and administrative                              1,120                680              3,344              5,603

                                             ----------------------------------------------------------------------------
Total operating expenses                                8,738              5,396             27,098             20,665

Loss from operations                                   (4,807)            (3,737)           (16,008)           (15,740)

Interest income (expense)                               4,907               (166)            15,653               (449)
Foreign exchange gain (loss)                          (18,014)               338             14,429                262
                                             ============================================================================

Other income (expense)                                (13,107)               172             30,082               (187)

Income tax expense (recovery)                              --                 15                 (1)                15

Net profit (loss)                                   $ (17,914)         $  (3,550)         $  14,073         $  (15,912)
                                             ============================================================================

Earnings (loss) per common share:

           Basic                                     $  (0.45)          $  (0.12)          $   0.37          $   (0.55)
                                             ============================================================================

           Diluted                                   $  (0.45)          $  (0.12)          $   0.34          $   (0.55)
                                             ============================================================================

Weighted average number of
      common shares

           Basic                                   39,833,777         30,704,565         37,897,417         29,114,715
                                             ============================================================================

           Diluted                                 39,833,777         30,704,565         42,215,045         29,114,715
                                             ============================================================================

-------------------------------------------------------------------------------------------------------------------------

1/ General and administrative expense for the second quarter of the year 1999 includes $3.04 million resulting from the settlement of a two-year old legal action.

Unaudited Condensed Consolidated Balance Sheets (US GAAP)
                          (In thousands of US dollars)

       --------------------------------------------------------------------------------------------------------
                                                                         December 31,         December 31,
                                                                             2000                 1999
       --------------------------------------------------------------------------------------------------------
       ASSETS

       Cash & equivalents                                                 $ 309,850              $  8,790

       Accounts receivable                                                    5,835                 2,576

       Inventory                                                              3,480                 1,224

       Prepaid and other current assets                                       4,259                 1,808

                                                                     ------------------------------------------
       Total current assets                                                 323,424                14,398

       Property and equipment, net                                            1,838                   888

       Other assets                                                           1,188                 1,148

                                                                     ------------------------------------------

       TOTAL ASSETS                                                       $ 326,450              $ 16,434


       LIABILITIES AND SHAREHOLDERS'
       EQUITY

       Total current liabilities                                           $ 11,579              $  5,953

       Long-term debt                                                           108                   230

       Convertible bonds                                                         --                 9,259

       Total equity                                                         314,763                   992

                                                                     ------------------------------------------

       TOTAL LIABILITIES and EQUITY                                       $ 326,450              $ 16,434

       --------------------------------------------------------------------------------------------------------

       Unaudited Condensed Consolidated Statements of Cash Flows (US GAAP)

                          (In thousands of US dollars)

    ------------------------------------------------------------------------------------------------------------
                                                                         Twelve months ended December 31,
                                                                   ---------------------------------------------
                                                                              2000                  1999
    ------------------------------------------------------------------------------------------------------------
    CASH BALANCES
    ---------------------------------------------------------------
    o   Beginning balance                                                  $   8,790             $   4,150
    o   Ending balance                                                       309,850                 8,790
                                                                   ---------------------------------------------
    CASH FLOW                                                              $ 301,060             $   4,640
                                                                   =============================================

    CASH FLOW ANALYSIS
    ---------------------------------------------------------------
    Cash flow from operations
    o   Net income (loss)                                                  $  14,073            $  (15,912)
    o   Less: interest income and fx gain (loss)                             (30,082)                  187
    o   Depreciation                                                             851                 1,164
    o   Deferred compensation on issuance of shares                              125                 2,400
    o   Other non cash expense                                                  (593)                  161
    Increase (decrease) in cash from:
              Accounts receivable                                             (3,259)                 (452)
              Inventory                                                       (2,256)                 (270)
              Other currents assets                                           (1,820)                 (557)
              Other assets                                                      (476)                  (79)
              Suppliers advance                                                 (105)                  (65)
              Other current liabilities                                           74                    (8)
              Accrued expenses                                                   176                  (331)
              Accrued payroll & related benefits                                 562                   516
              Accounts payable                                                 2,523                   332
              Advance from customers                                           3,240                   154
                                                                   ---------------------------------------------
    o   Changes in other working capital                                      (1,341)                 (760)
                                                                   ---------------------------------------------
    Total cash flow from operations                                          (16,967)              (12,760)
                                                                   =============================================

    Cash flow from investments
    o   Property and equipment purchases, net                                 (1,673)                 (255)
    o   Other long-term assets                                                  (119)                   --
                                                                   ---------------------------------------------
    Total cash flow from investments                                          (1,792)                 (255)
                                                                   =============================================

    Cash flow from financing
    o   Interest income and fx gain (loss)                                    30,082                  (187)
    o   Issuance of common shares                                            305,406                13,251
    o   Proceeds from issuance of detachable warrants                             --                   344
    o   Proceeds from convertible loan                                            --                 5,656
    o   Net repayment of  long-term debt                                       (821)                (1,039)
                                                                   ---------------------------------------------
    Total cash flow from financing                                           334,667                18,025
                                                                   =============================================
    o   Effect on exchange rate changes                                      (14,848)                 (370)

    CASH FLOW                                                              $ 301,060             $   4,640
    ------------------------------------------------------------------------------------------------------------


Contacts, United States:
INVESTORS:                           MEDIA:                                     COMPANY:

Teresa Thuruthiyil, Ty George        Ron Heckmann, Christopher Katis            Rod Stuhlmuller

Morgen-Walke Associates              Morgen-Walke Associates                    ActivCard, Inc.
415-296-7383                         415-296-7383                               510-574-0100

Contacts, Europe:
INVESTORS:                           MEDIA:                                     COMPANY:
Nicole Curtin, Ronald Dassa          Lorie Lichtlen                             David Dieumegard

Morgen-Walke Associates              Morgen-Walke Associates                    ActivCard
33-1-47-03-6810                      33-1-47-03-6810                            33-1-42-04-8400


PRESS RELEASE


                       ACTIVCARD ACQUIRES AUTHENTIC8 INTL.
           ACCELERATES ADOPTION OF DIGITAL IDENTIFICATION APPLICATIONS

FREMONT, CA / MELBOURNE, AUS. -February 21, 2001 -- ActivCard S.A. (Nasdaq: ACTI / Easdaq: ACTI), a leader in digital identity and electronic certification solutions for e-Business communications and transactions, announced today an agreement to acquire Authentic8 International, a developer of Internet Authentication Service (IAS) technology. The acquisition, valued at approximately $42 million, based upon current market values, reinforces ActivCard's vision and expands its business strategy to enable telecommunication companies, Internet service providers (ISPs) and application service providers
(ASPs) to deliver secure user identity systems to their customers as a feature of their Internet services. By acquiring Authentic8, ActivCard is addressing new channels and broadening exposure for smart card-based digital identity and secure network access products.

"As the popularity, ease and functionality of Web-based computing grows, we believe that digital identity authentication and secure network access will be required by service providers and end users. Passwords and unprotected digital certificates do not guarantee user identity or digital signature," commented Jean-Gerard Galvez, Chief Executive Officer of ActivCard. "ActivCard's digital identity infrastructure couples perfectly with Authentic8's PKI-based Internet authentication and Virtual Private Network (VPN) technology."

"Microsoft has been independently working with both Authentic8 and ActivCard for some time," commented Mike Dusche, Microsoft's Windows Powered Smart Cards Product Manager. "We see the combining of both companies as the creation of an obvious choice for Microsoft customers considering corporate authentication solutions based on Windows Powered Smart Cards."

An integrated digital identity infrastructure is critical to the deployment of next-generation, open smart services," said Peter Cattaneo, Java Card Business Development Manager, Sun Microsystems. "ActivCard and Authentic8 together leverage the benefits of Java Card (TM) technology in providing an interoperable, open and secure enterprise authentication solution for customers world wide."

Leveraging the combined technologies and expertise, and partnering with Public Key Infrastructure (PKI) leaders such as Baltimore Technologies, Entrust Technologies, iPlanet and VeriSign, ActivCard is accelerating the widespread use of PKI certificates. Currently, digital certificates are primarily issued and assigned to Web servers and applications. ActivCard's vision is to expand the market to include the assignment and issuance of these certificates to the millions of individuals using these servers and applications. ActivCard's technology is critical to the success of banking and finance initiatives such as Identrus, as well as the U.S. government's GSA Common Access Card program.


"By acquiring Authentic8's technology and expertise, we will enable service operators to deliver integrated digital identity as a feature of today's Web-centric computing environments. Companies today are relying more and more on Web-based platforms and services as their infrastructure for business communications and transactions. Our solutions enable the automated deployment, protection, and management of user-based certificates for identity and digital signature in those environments," said Mr. Galvez.

Authentic8's customers include British Telecom (BT), which announced in October 2000 its selection of the Authentic8 solution to be deployed to its employee base. In Australia, Cable & Wireless Optus is marketing an IAS, which, through relationships with Authentic8, eSign (VeriSign Australia), Baltimore Technologies and Cable & Wireless, offers companies a turn-key solution for delivering smart card-based, PKI enabled, remote access and Virtual Private Network (VPN) services on a per user, per month basis.

"Authentic8's authentication solution allows us to begin to consolidate all our remote employees' user credentials onto a single, scalable PKI platform," stated Ian Yeadon, BT's Mobil and Remote Computing Solutions Manager. "It delivers a strong authentication mechanism for remote user access, as well as encryption to protect against eavesdropping, which we didn't have with SecurID. With Authentic8's technology we get improved security, greater flexibility and reduced whole life cost."

Blair Geddes, Chief Financial Officer of ActivCard, commented, "This transaction is of major strategic importance for our long-term market growth and enhances ActivCard's competitive position. Authentic8 has 50 employees, of which 25 are in research and development, and will expand ActivCard's presence in Australia and Southeast Asia. As Authentic8's business model is in the early stages of development, we expect incremental revenue in 2001 from the acquisition to be in the $3 million to $5 million range and the deal to be dilutive to our operating results for 2001. However, we expect significantly greater contributions to revenue and operating results beyond 2001. We expect the gross margins for incremental revenues to be the range of 60% with similar variability to our existing model depending on revenue mix. Incremental operating expenses from the acquisition are expected to be in the range of $5 million. The dilutive effect on our EPS is expected to range between $0.06 to $0.09 per share. We anticipate that the Authentic8 acquisition will be profitable in the second half of 2002."

Under the terms of the agreement, ActivCard will exchange $25 million of cash and 1 million shares for the outstanding shares and stock options of Authentic8. In addition, the terms also provide for additional consideration of up to 290,000 shares contingent upon the achievement of certain milestones. Completion of the transaction is subject to approval under the Australian Foreign Acquisitions and Takeovers Act of 1995, as well as certain other conditions. The acquisition is also subject to approval by ActivCard's shareholders. ActivCard anticipates the transaction will be completed in the second quarter.


ActivCard will host a conference call to discuss the acquisition today, Wednesday, February 21, at 4:00 p.m. GMT / 11:00 a.m. EST / 8 a.m. PST. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's website, www.activcard.com, and on www.streetfusion.com. To listen to the webcast, please logon to either website prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the live webcast will also be available at http://www.activcard.com.

About ActivCard
         ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communication and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than face-to-face meeting. ActivCard solutions, in conjunction with the applications support for public key based data confidentiality and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 1.5 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore and United Kingdom.

ActivCard is a registered trademark of ActivCard S.A. in the United States and in other countries. Authentic8 is a registered trademark of Authentic8 International in the United States and in other countries. Sun, Sun Microsystems, Java and Java Card are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

This press release contains forward-looking statements which reflect management's best judgement based on factors currently known. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those in the statements included in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


U.S. Contacts:
INVESTORS:                            MEDIA:                                    COMPANY:
Teresa Thuruthiyil, Ty George         Ron Heckmann, Christopher Katis           Rod Stuhlmuller

Morgen-Walke Associates               Morgen-Walke Associates                   ActivCard, Inc.
415-296-7383                          415-296-7383                              510-574-0100


European Contacts:
INVESTORS:                            MEDIA:                                    COMPANY:
Nicole Curtin, Ronald Dassa           Lorie Lichtlen                            David Dieumegard
Morgen-Walke Associates               Morgen-Walke Associates                   ActivCard
33-1-47-03-6810                       33-1-47-03-6810                           33-1-42-04-8400

                                    ACTIVCARD


                A Corporation with a capital of F.249 386 562,50
       Registered Office: 24, avenue du General de Gaulle - 92150 SURESNES
               Commercial Register N(degree): 341 213 411 NANTERRE


--------------------------------------------------------------------------------
             REQUEST FOR A MAILING OF THE DOCUMENTS AND INFORMATION
              Referred to in article 135, as amended, of the Decree
        N(degree)67-236 of March 23rd, 1967 of the French corporation law
--------------------------------------------------------------------------------


I, the undersigned:
                   -------------------------------------------------------------
(Surname and First name)

Representing the Company named:
                               -------------------------------------------------

Complete address:

N(degree)               Street
          ------------         -------------------------------------------------

Postal Code                     City                   Country
            -------------------      -----------------         -----------------

Acting in my capacity as shareholder of


                                    ACTIVCARD

         acknowledge having already received the documents, concerning the Extraordinary Shareholders' Meeting that has been convened , referred to in article 133, as amended of the Decree N(degree) 67-236 of March 23rd, 1967, namely,

the agenda, the draft resolutions, the report of the Board of Directors, and additional documents pursuant to the legal and regulatory requierements,

         Ask said Company to send me, at no charge, prior to the Extraordinary Shareholders' Meeting of April 10th, 2001(1) the documents and information referred to in article 135 of the same Decree.


                  Done at                    on               2001
                          ------------------    -------------

                                                        Signature






--------

(1) in accordance with the provisions of Articles 132, 4) and ss. 3 of the Decree of March 23rd, 1967, any registered shareholder may, by a single request, obtain that the Company mail him/her the documents and information referred to in Articles 133 and 135 of the same Decree on the occasion of each of the Meetings to be held after the above mentioned Meetings (Articles 133 and 135refers, in particular, depending on the nature of the meeting, to the information concerning the members of the Board of Directors, and, if applicable, to the candidates to the Board of Directors, the management report, the balance sheet, the income statements, the notes, the Auditors' special report and the Auditors' report that must be presented to the Extraordinary shareholders' Meeting in cases provided by law).

If the shareholders wishes to benefit from this service, he/she must mention it on the present request.

                                    ACTIVCARD

                A Corporation with a capital of F.249 386 562,50
       Registered Office: 24, avenue du General de Gaulle - 92150 SURESNES
               Commercial Register N(degree): 341 213 411 NANTERRE


--------------------------------------------------------------------------------
                          REQUEST FOR AN ADMISSION CARD
                            COMBINED GENERAL MEETING
                               OF APRIL 10th,2001
--------------------------------------------------------------------------------



I, the undersigned:
                   -------------------------------------------------------------
(Surname and First name)

Representing the Company named:
                               -------------------------------------------------

Complete address:

N(degree)               Street
          ------------         -------------------------------------------------

Postal Code                     City                   Country
            -------------------      -----------------         -----------------



Owner of:                           registered shares managed by BNP PARIBAS
        ---------------------------



ask BNP PARIBAS- GIS EMETTEURS- Service des Assemblees - LES COLLINES DE L'ARCHE
- 75450 PARIS CEDEX 09 to send me, at the above address, an admission card to the Extraordinary General Meeting to be held on April 10th, 2001.



                  Done at                    on               2001
                          ------------------    -------------

                                                        Signature

                                      PLAN








Hotel Royal Parc de Seine

6 rue Chevreul - 92150 SURESNES - FRANCE

          FORMULAIRE DE VOTE PAR CORRESPONDANCE OU PAR PROCURATION MAIL-IN VOTING FORM OR PROXY FORM
                        ASSEMBLEE GENERAL EXTRAORDINAIRE
                       du mardi 10 avril 2001, a 14 heures
                        A l'hotel ROYAL PARC de Seine-6,
                           rue Chevreul-92150 SURESNES

FRENCH STAMP DUTY                                        IMPORTANT:     Avant d'exercer votre choix entre les 3 possibilites
TIMBRE PAYE SUR ETAT                                     [1] [2] [3]    offertes, veulliez prendre connaissance des instructions
autorisation du    ANNULE                                               situees au verso.
Authorization of                                                        Before selecting one of the three possibilities please see instructions on reverse side.

         EXTRAORDINARY GENERAL MEETING on April 10th, 2001 at 2:00 p.m.

                                                    ----------------------------------------------------
ACTIVCARD                                           JE DONNE POUVOIR AU PRESIDENT
SOCIETE ANONYME AU                             [1]  et l'autorise a voter en mon nom
CAPITAL DE F 249 986 562.50                         dater et signer en bas sans remplir  ni[2]ni[3]

                                                    I HEREBY APPOINT THE CHAIRMAN
Siege Social:                                       and authorise him to vote on my behalf
24-28, av. du General-de-Gaulle-92150 SURESNES      date and sign without completing       [2]or[3]
R.C.S NANTERRE 341 213 411                          ----------------------------------------------------
                                                                                  choisissez/choose


                                    --------------------------------------------
                                    Identifiant/Account            CADRE RESERVE
                                                          FOR COMPANY'S USE ONLY

                                    Nombre/Number of
                                    d'actions/shares

                                    Nominatives/Registered

                                    Porteur/Bearer

                                    Nombre de voix/Number of voting rights
                                    --------------------------------------------


----------------------------                                                     -----------------------------------
[2]  VOTE PAR CORRESPONDANCE            [1] ou/or  [2]  ou/or  [3]               [3] POUVOIR A UNE PERSONNE DENOMMEE
     MAIL-IN VOTING FORM            Si vois choisissez 2 ou 3 vous devez         PROXY TO ANOTHER SHAREHOLDER
                                    cocher la case correspondante
                                                                                 Je donne pouvoir cf. au verso renvoi (3)
                                    If you choose 2 or 3 you must mark            a / I hereby appoint see reverse (3)
                                    an X in the corresponding box
                                                                                 M
----------------------------                                                     -----------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Je vote OUI a tous les projets de resolutions presentes ou agrees par le         Sur les projets de resolutions non agrees par
Directoire a l'EXCEPTION de ceux que je signale en noircissant comme             le Directoire je vote en noircissant la case
ceci     |        la case correspondante et pour lesquels je vote NON ou je      correspondent a mon choix.
m'abstiens ce qui equivaut a voter NON.

Art L 161-1 Cf au verso renvoi (2)                                               On the draft resolutions not approved by the
                                                                                 Executive Board. I vote by shading the box of
I vote FOR all the resolutions approved by the Executive Board, EXCEPT           my choice.
those indicated by an | for which I vote AGAINST, or I abstain which is
equivalent to voting AGAINST.

 1     2     3     4     5    6     7                                              Oui/For     Non/Against    Oui/For    Non/Against
[ ]   [ ]   [ ]   [ ]   [ ]  [ ]   [ ]  [ ]  [ ]  [ ]                                [ ]         [ ]            [ ]         [ ]

[ ]   [ ]   [ ]   [ ]   [ ]  [ ]   [ ]  [ ]  [ ]  [ ]                                [ ]         [ ]            [ ]         [ ]

[ ]   [ ]   [ ]   [ ]   [ ]  [ ]   [ ]  [ ]  [ ]  [ ]                                [ ]         [ ]            [ ]         [ ]

[ ]   [ ]   [ ]   [ ]   [ ]  [ ]   [ ]  [ ]  [ ]  [ ]                                [ ]         [ ]            [ ]         [ ]

[ ]   [ ]   [ ]   [ ]   [ ]  [ ]   [ ]  [ ]  [ ]  [ ]                                [ ]         [ ]            [ ]         [ ]
------------------------------------------------------------------------------------------------------------------------------------

Si des amendements ou des resolutions nouvelles etaient presentes. If amendments or new resolutions are presented.

-Je donne pouvoir au President de voter en mon nom.                          [ ]
I appoint the Chairman to vote on my behalf.

-Je m'abstiens (l'abstention equivaut a un vote contre).                     [ ]
I abstain from voting (this is equivalent to a vote against).

-Je donne procuration cf. au verso renvoi (3) a M.   pour voter en mon nom.  [ ]
I appoint (see reverse 3) M.                         to vote on my behalf.
--------------------------------------------------------------------------------

Pour etre prise en consideration, toute formule doit parvenir au plus tard:
In order to be counted, all forms must be returned by the latest a la BANQUE / to BANK

                               6 avril 2001 / April 6th, 2001
a la SOCIETE / to COMPANY      7 avril 2001 / April 7th, 2001




 Identification de l'actionnaire/ Shareholder identification (beneficial owner)
                 Nom,prenom, adresse./ Name, first name, address
                                 See reverse (1)




                               Date et Signature
                               Date and Signature

                            UTILISATION DU DOCUMENT
  IMPORTANT: a defaut d'assister personnallement a l'assemblee, l'actionnaire peut retourner ce formulaire en utilisant l'une des trois possibilites offertes:

     [1] donner pouvoir au President (dater et signer au recto sans remplir ni [2] ni[3])

     [2] voter par correspondance (cocher la case precedent le n(0) [2])

     [3] donner pouvoir a une personne denommee (cocher la case precedant le n(0) [3])

             QUELLE QUE SOIT LA POSSIBILITE RETENUE, LA SIGNATURE DE
                         L'ACTIONNAIRE EST INDISPENSABLE

(1) Le signataire est prie d'enscrire tres exactement, dans la zone reservee a cet effet, ses nom (en majuscules d'imprimante), prenom usuel et adresse; si ces indications figurent deja sur le formulaire, il est demande au signataire de les verifier si, eventuallement de les rectifier.

Pour les Personnes Morales, indiquer les nom, prenom et qualite du signataire.

Si le signataire n'est pas lui meme un actionnaire (exemple: Administrateur legal, Tuteur etc...) il doit mentionner ses nom, prenom et la qualite en laquelle il signe le formulaire de vote. Le formulaire adresse pour une Assemblee vaut pour les autres Assemblees successives convoquees avec la meme ordre du jour (Art. 131-3 & 3).

--------------------------------------------------------------------------------
POUVOIR AU PRESIDENT [1] OU
POUVOIR A UNE PERSONNE DENOMMEE [3]

(3) Loi du 24 juillet 1988 sur les societes commerciales (extrait)

Art. 161: "Un actionnaire peut se laise representer par un autre actionnaire ou par son conjoint.

Tout actionnaire peut recevoir les pouvoirs emis par d'autres actionnaires en vue d'etre represente a une assemblee, sans autres limites que celles resultant des dispositions legales ou statutaires fixant le nombre maximal des voix dont peut disposer une meme personne, tant en son nom personnel que comme mandataire. Les clauses contraires aux dispositions des alineas precedent sont reputees non ecrites.

Pour toute procuration d'un actionnaire sans indication de mandataire, le president de l'assemblee generale emet un vote favorable a l'adoption des projets de resolutions presentes ou agrees par la Conseil d'Administration ou la Directoire, selon le cas, et un vote defavorable a l'adoption de tous les autres projects de resolutions.

Pour emettre tout autre vote, l'actionnaire doit faire
choix d'un mandataire qui accepte de voter dans le sans indique par le mandant."
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
VOTE PAR CORRESPONDENCE [2]

(2)  Loi du 24 julliet 1988 sur les societe commerciales (extrait)

Art. 161-1: "Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixees par decret. Les dispositions contraires des statute cont reputees non ecrites.

Pour le calcul du quorum, il n'est tenu comple que des formulaires qui ont ete recus par le Societe avant le reunion de l'assemblee, dans des conditions de c'etais fixees par decret.

Les formulaires ne donnent aucun sans de vote ou exprimant une abstention sont consideres comme des votes negatifs."

Si vous desirez voter par correspondence vous devez obligatoirement cocher la case prededent la n(0) [2] au recto.

Dans ce cas, il vous est demande:

-Pour les projets de resolutions proposes ou agrees par la Conseil d'Administration ou le Directoire selon le cas:
     - soit de voter "oui" pour l'ensemble des resolutions en ne noircissant aucune case
     - soit de voter "non" ou de vous "abstenir" ce qui equivaut, selon le reglementation, a voter non sur certaines resolutions (ou sur toutes les resolutions) en les noircissant individuelement.

-Pour les projets de resolutions non agrees par le Conseil d'Administration ou le Directoire selon le cas:

     - de voter resolution par resolution en noircissant la case correspondante de votre choix.
--------------------------------------------------------------------------------

* Le texte des resolutions figure dans l'avis de convocation joint au present formulaire (art. D 183); ne pas utiliser a la fola [2] et [3] (art. D 133-8)


                           INSTRUCTIONS FOR COMPLETION

CAUTION: If the shareholder can not attend the meeting, he can return this proxy by using one of the following possibilities:

[1] to appoint the chairman (please date and sign the proxy without completing either [2] or [3])

[2] to use the mail-in voting form (please mark an X in the box just before number [2])

[3] to appoint another shareholder (please mark an X in the box just before number [3])

          WHICHEVER FORM USED THE SHAREHOLDER'S SIGNATURE IS NECESSARY

(1) The shareholder must write his exact name and address in capital letters in the space indicated; if this information already appears, please verify it and correct if necessary. HE MUST IN ANY CASE SIGN BOX "Date and Signature".

Where the shareholder is a legal entity, the signatory should indicate his full name and the capacity in which he is entitled to sign on the legal entity's behalf.

If the signatory is not the shareholder (e.g. a legal guardian etc), please specify the shareholder's full name and the capacity in which you are signing.

A proxy for one meeting will be valid for all meetings subsequently convened with the same agenda (art. 131-3 & 3)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PROXY TO THE CHAIRMAN [1] OR
PROXY TO ANOTHER SHAREHOLDER [3]

(3)  French Company Act of July 24, 1988 Art. 161 - French Company (extract)

"A shareholder can have himself/herself represented by ANOTHER SHAREHOLDER or by HIS/HER SPOUSE. Any shareholder can receive proxies issued by the other shareholders to have themselves represented at a meeting, without limitations other than those laid down by the law or by the articles of association fixing the maximum number of votes to which a person is entitled both in his/her own name or as a proxy. The clauses in contradiction with the provisions of the foregoing paragraphs are deemed to be invalid.

When proxies do not indicate the name of the appointed proxy, the Chairman of the meeting will vote in favor of the adoption of the draft resolutions presented or approved by the Board of Directors or the Executive Board, as the case may be, and will vote against the adoption of all the other draft resolutions.

To give any other vote, the shareholder must choose a proxy who accepts to vote as he/she indicates".
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MAIL IN VOTING FORM [2]

(2) French Company Act of July 24, 1988 (extract) - Art. 161-1

"A shareholder can vote by mail using a mail-in voting form specified by decree. No other alternatives are permitted.

Only the forms received by the Company before the meeting, within the time limit and conditions determined by decree, are valid to calculate the quorum. The forms giving no voting direction or indicating abstention are deemed to vote against."

If you wish to use the mail-in voting form, you must underscore on the riverside [2].
- For the resolutions proposed or agreed by the Board or management you can:

     - either vote "for" all the resolutions by marking nothing in the boxes,

     - or vote "against" or "abstention" by shading the boxes of your choice.

-For the resolutions but not agreed by the Board:

     - to vote resolution by resolution by shading the boxes.

--------------------------------------------------------------------------------
* The text of the resolutions are in the notice of meeting sent with this proxy (art. D 183); please do not use both [2] and [3] (art. D. 133-8)